Metcash
TRADING LIMITED AUSTRALASIA

82-34788

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 61 2 9741 3000
FAX: 61 2 9741 3399
WEB: www.metcash.com

John Randall
Company Secretary


SEC MAIL
PROCESSING
JUN 06 2005
WASH, D.C.
SECTION

3rd June 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America


05008693

SUPPL

Dear Sir/Madam

Metcash Trading Limited File # 1.333-119838

Please find enclosed media/stock exchange announcements made to the Australian Stock Exchange 10th May – 1st June 2005.

Please let me know if I can be of further assistance.

Yours faithfully

John Randall
Company Secretary




JUN 06 2005

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Metcash Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: ING Australia Holdings Limited (and related companies - Refer Annexure A)

ACN/ARSN (if applicable): 008 459 596

The holder became a substantial holder on 04/05/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary shares	22330989	22330989	5.22%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure C		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure C			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Related corporations

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexures A and C

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 10/ 05 /2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

To Form 603

This is Annexure A of 4 pages
referred to in the Form 603 Notice
of Initial Substantial Holder signed
by me and dated 10 May 2005

Name: Steve Rouvray

Capacity: Company Secretary

Signature

Dated: 10 May 2005

COMPANY NAME		ACN
ING GROEP NV and its related bodies corporate including the following companies:	Note 1	
ING VERZEKERGINGEN NV	Note 1	
ING INSURANCE INTERNATIONAL BV	Note 1	
ING BANK NV	Note 1	
ING BANK (AUSTRALIA) LIMITED	Note 5	000 893 292
ING AUSTRALIA HOLDINGS LIMITED & its subsidiaries and controlled entities listed below.	Note 2	008 459 596
52 PHILLIP STREET PTY LTD		000 197 455
ABIFORM PTY LIMITED		003 981 771
ACT DIRECT INVESTMENT PTY LIMITED		003 318 330
ADVISOR INVESTMENT SERVICES LIMITED		009 585 255
AHL INSURANCE BROKERS PTY LTD	Note 4	007 698 062
AMFAS PTY LIMITED		005 720 427
ANZ GENERAL INSURANCE PTY LIMITED		072 892 365
ANZ INSAGE PTY LIMITED		099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED		008 425 652
ANZ MANAGED INVESTMENTS LIMITED		004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED		004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	Note 3	008 947 840
ARMSTRONG JONES PTY LTD	Note 3	008 781 511
ATHELAS PTY LIMITED		008 638 622

COMPANY NAME		ACN
AUSTBROKERS CENTRAL COAST PTY LIMITED	Note 4	103193 406
AUSTBROKERS HOLDINGS LIMITED	Note 4	000 000 715
AUSTBROKERS INVESTMENTS PTY LIMITED	Note 4	075 777 669
AUSTBROKERS PTY LIMITED	Note 4	005 541 266
AUSTBROKERS UNDERWRITING SERVICES PTY LIMITED	Note 4	084 808 819
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED		005 757 817
AUSTRALIAN BUS AND COACH UNDERWRITING AGENTS PTY LTD	Note 4	006 090 464
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED		003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED		006 007 334
AUSTSERVICES PTY LIMITED		059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED		003 318 312
BLEAKLEYS LIMITED		002 102 356
C E McDONALD PTY LTD	Note 4	001 584 603
COVERFORCE PTY LIMITED		067 079 261
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	Note 3	005 752 910
DE RUN SECURITIES PTY LTD		084 086 984
DENARVAL PTY LTD	Note 4	061 968 090
DOMAIN DEVELOPMENT PTY LIMITED	Note 3	010 689 737
FINANCIAL FACTS PTY LTD		006 501 293
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED		003 790 609
FINANCIAL PLANNING HOTLINE PTY LIMITED		000 895 269
FINSURA HOLDINGS PTY LTD	Note 4	003 315 651
HEINE ADMINISTRATION SERVICES PTY LIMITED	Note 3	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	Note 3	072 656 798
HEINE COMPUTER SERVICES PTY LTD	Note 3	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	Note 3	061 851 983
HEINE MANAGEMENT PTY LIMITED	Note 3	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	Note 3	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	Note 3	006 784 032
HEINE PROPERTY MANAGEMENT PTY LTD	Note 3	006 874 639

COMPANY NAME		ACN
HEINE SECURITIES PTY LIMITED	Note 3	072 656 752
INDUSTRY RETIREMENT PTY LIMITED		004 585 086
ING ADMINISTRATION PTY LIMITED		008 947 831
ING AUSTRALIA LIMITED		000 000 779
ING CORPORATE SERVICES PTY LIMITED		008 646 277
ING CUSTODIANS PTY LIMITED		008 508 496
ING FUNDS MANAGEMENT LIMITED		003 002 800
ING INDUSTRIAL CUSTODIAN PTY LTD		081 823 743
ING INVESTMENT MANAGEMENT LIMITED		003 731 959
ING LIFE AUSTRALIA HOLDINGS PTY LIMITED		099 145 552
ING LIFE HOLDINGS LIMITED		099 127 321
ING LIFE LIMITED		009 657 176
ING MANAGEMENT LIMITED	Note 3	006 065 032
ING OFFICE CUSTODIAN PTY LTD		090 814 645
ING PRIVATE CAPITAL PTY LIMITED		009 206 857
INSURANCE BROKER HOTLINE PTY LTD		076 731 514
INTEGRATED NETWORKS PTY LIMITED		003 319 319
LYNX FINANCIAL SERVICES PTY LTD		004 937 704
M & F AGENCIES PTY LTD	Note 4	003 568 849
M.A.F.G. PTY LIMITED		000 003 823
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED		000 006 057
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED		001 160 809
MML PROPERTIES PTY LIMITED		005 403 841
NAGATA PTY LTD		003 337 451
NNA PTY LIMITED		061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED		006 790 629
PACIFIC MUTUAL AUSTRALIA PTY LIMITED		009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED		000 574 970
PARTNERSHIP PLANNING LIMITED		009 554 189
POSTBANK AUSTRALIA PTY LIMITED		008 647 185

COMPANY NAME		ACN
PROSAFE INVESTMENTS PTY LIMITED		000 585 491
RETIREINVEST (NO. 2) PTY LIMITED		006 181 746
RETIREINVEST BRISBANE CITY PTY LIMITED		100 304 354
RETIREINVEST NOWRA PTY LIMITED		102 585 053
RETIREINVEST PTY LIMITED		001 774 125
RETIREINVEST SUBIACO PTY LIMITED		102 415 814
RI ROCKHAMPTON & GLADSTONE PTY LIMITED		104 125 895
SGP INSURANCE BROKERS PTY LTD	Note 4	000 613 221
SUPER CONCEPTS PTY LTD		007 437 907
SUPER SOLUTIONS PTY LTD		002 966 341
SWING HIGH INVESTMENTS PTY LIMITED	Note 3	009 131 088
TANDEM FINANCIAL ADVICE LIMITED		006 226 777
TRENORTH PTY LIMITED	Note 3	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED		004 084 879
VANDENBERGH FINANCIAL SERVICES PTY LIMITED		098 970 800
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED		082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED		079 575 689
WESTERN UNITED BENEFIT PLANNERS PTY LTD	Note 4	009 153 397
WESTERN UNITED INSURANCE BROKERS (AUST) PTY LTD	Note 4	004 848 060
WESTERN UNITED INSURANCE BROKERS (W.A.) PTY LTD	Note 4	008 987 675
WISE FINANCIAL SERVICES PTY LTD		003 608 268
WUIB PTY LTD	Note 4	009 259 143

Note 1. Address: ING House Amstelneenseweg 500 1081 KL Amsterdam, The Netherlands

Note 2. Address: 347 Kent Street, Sydney NSW 2000

Note 3. Address: Level 6, 345 George Street, Sydney NSW 2000

Note 4. Address: Level 10 1 Elizabeth Plaza, North Sydney NSW 2059

Note 5. Address: Level 14, 140 Sussex Street, Sydney NSW 2000

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 2 pages referred to in the form 603 initial substantial shareholder signed by me on: 10-5-05

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's Votes affected
8/04/2005	INGIM	Buy of Units on ASX	84252	25200	25200
14/04/2005	INGIM	Buy of Units on ASX	71594	21479	21479
8/04/2005	INGIM	Buy of Units on ASX	1838352	549800	549800
11/04/2005	INGIM	Buy of Units on ASX	288817	85956	85955
13/04/2005	INGIM	Buy of Units on ASX	372364	111258	111258
14/04/2005	INGIM	Buy of Units on ASX	904102	271240	271240
8/04/2005	INGIM	Buy of Units on ASX	85527	26100	26100
19/04/2005	INGIM	Buy of Units on ASX	9833	3036	3035
20/04/2005	INGIM	Buy of Units on ASX	16022	4948	4946
22/04/2005	INGIM	Buy of Units on ASX	49028	15419	15419
8/04/2005	ANZ	Buy of Units on ASX	149800	45600	45600
11/04/2005	ANZ	Buy of Units on ASX	23788	7132	7132
13/04/2005	ANZ	Buy of Units on ASX	30895	9231	9231
14/04/2005	ANZ	Buy of Units on ASX	75011	22504	22504
4/05/2005	ANZ	Buy of Units on ASX	21294	6300	6300
8/04/2005	ANZ	Buy of Units on ASX	430442	131300	131300
11/04/2005	ANZ	Buy of Units on ASX	68622	20535	20535
13/04/2005	ANZ	Buy of Units on ASX	88859	26560	26560
14/04/2005	ANZ	Buy of Units on ASX	215989	64799	64799
18/04/2005	ANZ	Buy of Units on ASX	39758	12477	12477
19/04/2005	ANZ	Buy of Units on ASX	87068	29944	29944
19/04/2005	ANZ	Buy of Units on ASX	33459	10327	10327
20/04/2005	ANZ	Buy of Units on ASX	30959	9557	9557
22/04/2005	ANZ	Buy of Units on ASX	94739	29795	29795
4/05/2005	ANZ	Buy of Units on ASX	303187	89700	89700
8/04/2005	ANZ	Buy of Units on ASX	2178158	665147	665147
11/04/2005	ANZ	Buy of Units on ASX	347117	104028	104028
13/04/2005	ANZ	Buy of Units on ASX	500885	149599	149599
14/04/2005	ANZ	Buy of Units on ASX	1044351	313316	313316
18/04/2005	ANZ	Buy of Units on ASX	588105	184874	184874
18/04/2005	ANZ	Buy of Units on ASX	1458168	443697	443697
19/04/2005	ANZ	Buy of Units on ASX	498804	153028	153028
20/04/2005	ANZ	Buy of Units on ASX	458722	141606	141606
21/04/2005	ANZ	Buy of Units on ASX	247544	78988	78986
22/04/2005	ANZ	Buy of Units on ASX	1152742	352531	352531
4/05/2005	ANZ	Buy of Units on ASX	342065	101900	101900
4/05/2005	ANZ	Buy of Units on ASX	1536739	400000	400000
4/05/2005	ANZ	Buy of Units on ASX	507002	150000	150000
8/04/2005	ANZ	Buy of Units on ASX	409552	125008	125008
11/04/2005	ANZ	Buy of Units on ASX	65238	19561	19561
13/04/2005	ANZ	Buy of Units on ASX	84695	25308	25308
14/04/2005	ANZ	Buy of Units on ASX	205640	61594	61594
18/04/2005	ANZ	Buy of Units on ASX	98422	30887	30887
19/04/2005	ANZ	Buy of Units on ASX	240273	74128	74128
19/04/2005	ANZ	Buy of Units on ASX	82834	25566	25566
20/04/2005	ANZ	Buy of Units on ASX	76038	23658	23658
21/04/2005	ANZ	Buy of Units on ASX	32109	10206	10205
21/04/2005	ANZ	Buy of Units on ASX	35637	11386	11386
22/04/2005	ANZ	Buy of Units on ASX	165942	52188	52188
4/05/2005	ANZ	Buy of Units on ASX	398504	117900	117900
8/04/2005	INGIM	Buy of Units on ASX	1719738	513800	513800
11/04/2005	INGIM	Buy of Units on ASX	258031	80325	80325
13/04/2005	INGIM	Buy of Units on ASX	347975	103971	103971
14/04/2005	INGIM	Buy of Units on ASX	844881	253473	253473
8/04/2005	INGIM	Buy of Units on ASX	1257403	375300	375300
11/04/2005	INGIM	Buy of Units on ASX	188856	58695	58695
13/04/2005	INGIM	Buy of Units on ASX	254273	75974	75974
14/04/2005	INGIM	Buy of Units on ASX	617376	185219	185219
19/04/2005	INGIM	Buy of Units on ASX	19213	5900	5900
4/05/2005	INGIM	Buy of Units on ASX	23241	6900	6900
8/04/2005	INGIM	Buy of Units on ASX	1055674	322241	322241
11/04/2005	INGIM	Buy of Units on ASX	168168	50397	50397
13/04/2005	INGIM	Buy of Units on ASX	218314	65233	65233
14/04/2005	INGIM	Buy of Units on ASX	530085	159033	159033
18/04/2005	INGIM	Buy of Units on ASX	16514	5097	5097
20/04/2005	INGIM	Buy of Units on ASX	26905	8306	8306
22/04/2005	INGIM	Buy of Units on ASX	82341	25897	25897

4/05/2005	INGIM	Buy of Units on ASX	658163	204115	204115
4/05/2005	INGIM	Buy of Units on ASX	887694	256785	256785
8/04/2005	INGFM	Buy of Units on ASX	313448	100800	100800
12/04/2005	INGFM	Buy of Units on ASX	25308	-7800	-7800
2/05/2005	INGFM	Buy of Units on ASX	37192	11400	11400
8/04/2005	INGFM	Buy of Units on ASX	172972	53700	53700
11/04/2005	INGFM	Buy of Units on ASX	28029	8398	8398
13/04/2005	INGFM	Buy of Units on ASX	36384	10871	10871
14/04/2005	INGFM	Buy of Units on ASX	88340	26503	26509
4/05/2005	INGFM	Buy of Units on ASX	140789	41800	41800
8/04/2005	INGFM	Buy of Units on ASX	1359670	415014	415014
11/04/2005	INGFM	Buy of Units on ASX	216580	64906	64908
13/04/2005	INGFM	Buy of Units on ASX	281182	84014	84014
14/04/2005	INGFM	Buy of Units on ASX	682703	204818	204818
18/04/2005	INGFM	Buy of Units on ASX	326344	102414	102414
19/04/2005	INGFM	Buy of Units on ASX	788697	245793	245793
19/04/2005	INGFM	Buy of Units on ASX	274665	84773	84773
20/04/2005	INGFM	Buy of Units on ASX	254117	78445	78445
21/04/2005	INGFM	Buy of Units on ASX	106472	33838	33839
21/04/2005	INGFM	Buy of Units on ASX	118187	37692	37692
22/04/2005	INGFM	Buy of Units on ASX	550229	173044	173044
4/05/2005	INGFM	Buy of Units on ASX	661182	193985	193985
4/05/2005	INGFM	Buy of Units on ASX	678730	200215	200215
8/04/2005	INGFM	Buy of Units on ASX	30687271	9708869	9708869
12/04/2005	INGFM	Buy of Units on ASX	25908	7800	7800
19/04/2005	INGFM	Buy of Units on ASX	1367280	-422000	-422000
8/04/2005	INGFM	Buy of Units on ASX	804757	184591	184591
11/04/2005	INGFM	Buy of Units on ASX	95331	28869	28869
13/04/2005	INGFM	Buy of Units on ASX	125065	37368	37368
14/04/2005	INGFM	Buy of Units on ASX	303853	91099	91099
18/04/2005	INGFM	Buy of Units on ASX	248125	77867	77867
19/04/2005	INGFM	Buy of Units on ASX	605746	188882	188882
19/04/2005	INGFM	Buy of Units on ASX	208828	64453	64453
20/04/2005	INGFM	Buy of Units on ASX	193208	59843	59843
21/04/2005	INGFM	Buy of Units on ASX	80962	25728	25728
21/04/2005	INGFM	Buy of Units on ASX	89837	28688	28858
22/04/2005	INGFM	Buy of Units on ASX	418351	131569	131569
8/04/2005	INGNZAJ	Buy of Units on ASX	171569	51300	51300
11/04/2005	INGNZAJ	Buy of Units on ASX	26770	8023	8023
13/04/2005	INGNZAJ	Buy of Units on ASX	34756	10385	10385
14/04/2005	INGNZAJ	Buy of Units on ASX	84988	25318	25318
8/04/2005	ANZMI	Buy of Units on ASX	62880	19200	19200
14/04/2005	ANZMI	Buy of Units on ASX	54548	16365	16365
8/04/2005	ANZMI	Buy of Units on ASX	5806	1800	1800
14/04/2005	ANZMI	Buy of Units on ASX	5113	1534	1534
8/04/2005	ANZMI	Buy of Units on ASX	6889	2100	2100
14/04/2005	ANZMI	Buy of Units on ASX	5968	1790	1790
8/04/2005	ANZMI	Buy of Units on ASX	28542	8700	8700
14/04/2005	ANZMI	Buy of Units on ASX	24719	7416	7416
8/04/2005	ANZMI	Buy of Units on ASX	10826	3300	3300
14/04/2005	ANZMI	Buy of Units on ASX	9376	2813	2813
8/04/2005	ANZMI	Buy of Units on ASX	178143	54300	54300
11/04/2005	ANZMI	Buy of Units on ASX	28333	8491	8491
13/04/2005	ANZMI	Buy of Units on ASX	36792	10993	10993
14/04/2005	ANZMI	Buy of Units on ASX	89327	26799	26799
8/04/2005	ANZMI	Buy of Units on ASX	327620	100000	100000
11/04/2005	ANZMI	Buy of Units on ASX	52188	15640	15640
13/04/2005	ANZMI	Buy of Units on ASX	67750	20243	20243
14/04/2005	ANZMI	Buy of Units on ASX	164501	49352	49352
18/04/2005	ANZMI	Buy of Units on ASX	100363	31496	31496
19/04/2005	ANZMI	Buy of Units on ASX	245015	75591	75591
19/04/2005	ANZMI	Buy of Units on ASX	84470	26071	26071
20/04/2005	ANZMI	Buy of Units on ASX	78151	24125	24125
21/04/2005	ANZMI	Buy of Units on ASX	32748	10408	10408
21/04/2005	ANZMI	Buy of Units on ASX	36339	11592	11592
22/04/2005	ANZMI	Buy of Units on ASX	169214	53217	53217
8/04/2005	ANZMI	Buy of Units on ASX	89563	27300	27300
13/04/2005	ANZMI	Buy of Units on ASX	22651	6768	6768
14/04/2005	ANZMI	Buy of Units on ASX	55001	16501	16501
8/04/2005	ANZMI	Buy of Units on ASX	212580	64800	64800
11/04/2005	ANZMI	Buy of Units on ASX	35815	10134	10134
13/04/2005	ANZMI	Buy of Units on ASX	43904	13118	13118
14/04/2005	ANZMI	Buy of Units on ASX	106508	31980	31980
8/04/2005	ANZMI	Buy of Units on ASX	605886	184935	184935
11/04/2005	ANZMI	Buy of Units on ASX	96511	28923	28923
13/04/2005	ANZMI	Buy of Units on ASX	125256	37437	37437
14/04/2005	ANZMI	Buy of Units on ASX	304223	91270	91270
18/04/2005	ANZMI	Buy of Units on ASX	191143	59985	59985
18/04/2005	ANZMI	Buy of Units on ASX	466838	143965	143965
19/04/2005	ANZMI	Buy of Units on ASX	160872	49652	49652
20/04/2005	ANZMI	Buy of Units on ASX	148842	45947	45947
21/04/2005	ANZMI	Buy of Units on ASX	62362	19820	19820
21/04/2005	ANZMI	Buy of Units on ASX	69204	22076	22076
22/04/2005	ANZMI	Buy of Units on ASX	322279	101355	101355
4/05/2005	ANZMI	Buy of Units on ASX	365042	108000	108000

ANNEXURE 'C'

Present relevant Interests

This is the annexure marked 'C' of 3 pages referred to in Form 603 initial substantial shareholder signed by me on: 10-5-05



S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes	HP Code
ING Group	ANZ Managed Investments Limited C/- ANZ Nominees Limited	ANZ Managed Investments Limited as Responsible Entity	Relevant interest arising pursuant to section 608(1) of the Corporations Act	1,547,302	1,847,302	A & B FUNDS
ING Group	ANZ Nominees Limited LFG Holdings Pty Ltd	ANZ Nominees Limited LFG Holdings Pty Ltd as Responsible Entity	As above	4341928	4341928	L FUNDS
ING Group	ANZ Nominees Limited Custodian for Indigenous Land Corporation	ING Investment Management Limited as Responsible Entity	As above	46679	46879	X1053
ING Group	Citicorp Nominees Pty Limited Commowealth Cash Fund 4	ING Investment Management Limited as Responsible Entity	As above	0	0	X1037
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Australia Share 5	ING Investment Management Limited as Responsible Entity	As above	695188	695188	X1038
ING Group	Citicorp Nominees Pty Limited Custodian for Commowealth Fixed Interest Fund 7	ING Investment Management Limited as Responsible Entity	As above	0	0	X1041
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Property Fund 5	ING Investment Management Limited as Responsible Entity	As above	0	0	X1040
ING Group	Cogent Nominees Pty Limited Custodian for AMP Capital Investors	ING Investment Management Limited as Responsible Entity	As above	1018053	1018053	X1080
ING Group	Cogent Nominees Pty Limited Custodian for Aust. Portfolio Managers	ING Investment Management Limited as Responsible Entity	As above	951368	951380	X1003
ING Group	Cogent Nominees Pty Limited Custodian for Workers Compensation	Cogent Nominees Pty Limited Custodian as Responsible Entity	As above	1,097,104	1,097,104	X3530
ING Group	ING Corporate Services Pty Limited	ING Corporate Services Pty Limited as Responsible Entity	As above	0	0	ANNA
ING Group	ING Real Estate International Investments III BV	ING Real Estate International Investments as Responsible Entity	As above	0	0	ANNA
ING Group	ING Real Estate Investment Management Australia Pty Limited	ING Investment Management Limited	As above	0	0	ANNA
ING Group	J P Morgan Nominees Australia Limited Custodian rfor Blue Chip Pool	ING Funds Management Limited As Responsible Entity	As above	916727	916727	T9314
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Australia Share Fund	ING Funds Management Limited As Responsible Entity	As above	1918952	1918952	T9301
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Property Fund	ING Funds Management Limited As Responsible Entity	As above	0	0	T9302
ING Group	J P Morgan Nominees Australia Limited Custodian for Price Credit Pool Fund	ING Funds Management Limited As Responsible Entity	As above	0	0	T9311
ING Group	J P Morgan Nominees Australia Limited Custodian for Resources Opportunity Trust	ING Funds Management Limited As Responsible Entity	As above	0	0	T9105
ING Group	J P Morgan Nominees Australia Limited Custodian for Sisters Of Charity	ING Investment Management Limited as Responsible Entity	As above	12800	12800	X1043
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Growth Trust Fund	ING Funds Management Limited As Responsible Entity	As above	104800	104800	T9108
ING Group	J P Morgan Nominees Australia Limited Custodian for Small Companies Pool	ING Funds Management Limited As Responsible Entity	As above	9294489	9294489	T9307
ING Group	J P Morgan Nominees Australia Limited Custodian for Sustainable Investment Wholesale Australia Share Trust	ING Funds Management Limited As Responsible Entity	As above	141272	141272	T9215
ING Group	JP Morgan Nominees Australia Limited Custodian for Sydney Diocesan Superannuation Fund	ING Investment Management Limited as Responsible Entity	As above	0	0	X1013
ING Group	J P Morgan Nominees Australia Limited Custodian for Tax Effective Income Fund	ING Funds Management Limited As Responsible Entity	As above	0	0	T9101
ING Group	J P Morgan Nominees Australia Limited Custodian for Pooled Fixed Interest Fund	ING Funds Management Limited As Responsible Entity	As above	0	0	T9304
ING Group	National Nominees Limited Custodian for Fiji National	ING Investment Management Limited as Responsible Entity	As above	0	0	X1023

ING Group	National Nominees Limited Custodian for Qantas Super Listed Property Fund	ING Investment Management Limited as Responsible Entity	As above	0	0	X1051
ING Group	Premier Nominees as Custodian for AJNZ	ING Investment Management Limited as Responsible Entity	As above	95026	95026	X1016
ING Group	Premier Nominees Limited C/- Armstrong Jones (New Zealand)	Pacific Mutual Australia Limited	As above	0	0	ANNA
ING Group	ING Investment Management Limited Custodian for ING Peal	ING Investment Management Limited as Responsible Entity	As above	49500	49500	X1064
ING Group	J P Morgan Nominees Limited Custodian for Navigator Australia Limited	ING Investment Management Limited as Responsible Entity	As above	0	0	X1050
ING Group	Cogent Nominees Pty Limited Custodian for RIL Aust Shares	ING Investment Management Limited as Responsible Entity	As above	0	0	X1065
				22,330,989	22,330,989	

ANNEXURE 'C'

ING Group

Name	Address	Abbreviation*
ING Groep N.V. and its related bodies corporate	ING House, Amstelveenseweg 500 1081 KL Amsterdam Netherlands	ING Group
ING Australia Holdings Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Holdings
ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited	Level 1, 347 Kent Street Sydney NSW 2000	ING Investment Management
ING Management Limited	Level 6 , 345 George Street, Sydney NSW 2000	ING Management Limited
ING Real Estate International Investments III BV	ING Real Estate International Schenkkard 65 The Netherlands	ING Real Estate Investment Management Australia Pty Limited
ANZ Managed Investments C/- ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees
ANZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ANZ Nominees Limited
Cogent Nominees Pty Limited	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Cogent Nominees Pty Limited (BNP Nominees)
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	Citicorp Nominees
J P Morgan Nominees Australia Limited	Locked Bag 7 Royal Exchange Sydney NSW 2001	J P Morgan Nominees Australia Limited
National Nominees Limited	Level 5 South 271 Collins Street Melbourne VIC 3000	National Nominees Limited
Premier Nominees NO 1 Account Limited	No.1 Account C/- Armstrong Jones (New Zealand Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	Premier Nominees Limited
RBC Global Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	RBC Global Services

Form 603
Corporations Act
Section 671B

Notice of initial substantial holder

To: **Metcash Limited**
4 Newington Road
Silverwater NSW 2128

ABN 32 112 073 480

To: **Australian Stock Exchange Limited**

1. Details of substantial shareholder

Name and ABN

Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group" became a substantial shareholder on **03 May 2005**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date of the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary shares	22,648,451	22,648,451	5.30 %

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities (ordinary shares unless stated)
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as investment manager. Exercise of voting and disposal powers is subject to any client directions. Each holding company of Deutsche Asset Management (Australia) Limited, including Deutsche Bank, is deemed to have the same relevant interest.	15,545,313
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as stockbroker and in various other related capacities. Each holding company of Deutsche Securities Australia Limited, including Deutsche Bank, is deemed to have the same relevant interest.	1,946,061
Deutsche Asset Management Limited or other foreign member of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as investment manager, stockbroker or in various other related capacities. Each holding company of the relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	5,157,077

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares unless stated)
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	Cogent Nominees Pty Ltd	Anglican Retirement Villages Diocese of Sydney	43,863
	JP Morgan Custodial Services Pty Ltd	FSS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act	2,130,234
	JP Morgan Custodial Services Pty Ltd	SAS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act	2,987,688
	JP Morgan Nominees Australia Limited	EIF Pty Ltd as trustee for the Energy Investment Fund	415,300
	JP Morgan Nominees Australia Limited	LGSS Pty Limited and LIF Pty Limited as Trustees of the Local Government Superannuation Scheme and Local Investment Fund respectively	1,238,489
	JP Morgan Nominees Australia Limited	Zurich Investment Management Limited as Responsible Entity for ZIM Unit Trusts	2,265,692
	National Australia Bank Limited	Seafarer's Retirement Fund Pty Ltd as Trustee of the Seafarer's Retirement Fund	187,343
	National Australia Bank Limited	Victorian Funds Management Corporation as trustee for the Government Superannuation Office	1,315,214
	National Australia Bank Limited	Victorian Funds Management Corporation as trustee for the Victorian Transport Accident Commission	663,874
	National Australia Bank Limited	Victorian Funds Management Corporation as trustee for the Victorian WorkCover Authority	1,038,069
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Analyst's Choice Fund	21,147
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Australian Small Companies Fund	400,474
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Australian Equities Alpha Fund	2,797,875
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Core Australian Equities Fund	11,285

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares unless stated)
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Focus Australian Equity Fund	28,767
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	Pan Australian Nominees Pty Ltd	Pan Australian Nominees Pty Ltd	1,946,061
Deutsche Bank Securities Inc or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing	Not available at time of filing	500,000
Deutsche Bank AG London branch or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing	Not available at time of filing	1,657,077
DWS Investment GmbH or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing	Not available at time of filing	3,000,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Refer to schedule 1.

6. Associates

N/A

7. Addresses

The addresses of persons named in this form are:

Name	Address
Deutsche Bank Group	C/- Level 18, 225 George Street, Sydney, New South Wales, 2000.

Signature

Name Fonnie Mak Date 10 May 2005

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	4/01/2005	B	2,942	-9,767.44
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	5/01/2005	B	265	-884.57
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	6/01/2005	B	6,115	-20,549.46
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	10/01/2005	B	6,201	-21,021.39
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	7/02/2005	B	91	-308.49
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	2,028	-6,806.17
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	2,740	-9,200.92
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	34,089	-114,406.09
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	9,530	-31,983.63
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	65,120	-218,549.23
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	46,041	-154,605.68
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	50,538	-169,610.58
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	102,279	-343,258.55
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	12,870	-43,217.46
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	87,952	-295,342.82
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	68,257	-229,207.01
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	138,139	-463,870.76
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	132,820	-445,757.20
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	179,391	-602,394.98
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	98,593	-330,887.97
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	8/02/2005	B	133,162	-447,158.00
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	200	-667.38
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	518	-1,730.07
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	203	-677.39
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	345	-1,152.30
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	527	-1,760.13
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	350	-1,169.00
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	66,602	-222,244.21
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	5,431	-18,122.70
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	23,033	-76,858.82
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	172,981	-577,739.24
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	14,107	-47,115.97
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	59,821	-199,796.16
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	115,002	-384,106.68
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	9,378	-31,322.52
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	39,771	-132,835.14
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	3,410	-11,378.83
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	953	-3,180.07
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	6,514	-21,736.57
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	8,857	-29,581.49
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	5,056	-16,871.37
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	10,232	-34,143.16
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	2,476	-8,269.59
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	16,920	-56,511.11
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	5,888	-19,665.92
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	13,130	-43,852.89
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	26,574	-88,754.50
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	1,646	-5,497.64
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	11,249	-37,571.66
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	8,730	-29,158.20
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	17,667	-59,007.78
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	13,288	-44,340.73
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	34,510	-115,259.95
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	22,943	-76,629.62
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	9,863	-32,911.84
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	25,616	-85,554.88
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	9/02/2005	B	17,031	-56,883.54
DEUTSCHE ASSET MANAGEMENT	MTT	ORD	4/04/2005	B	3,339	-10,397.64
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	503,751	-1,632,154.05
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	8,962	-29,036.88
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	37,858	-122,660.73

NB: Some transactions are not available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	138,191	-447,738.03
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	273,756	-886,968.63
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	216,059	-700,029.54
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	75,911	-245,952.45
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	229,787	-744,509.07
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	443,444	-1,436,756.94
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	515,119	-1,668,983.94
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	1,946	-6,304.23
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	609,204	-1,973,821.77
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	69,047	-223,713.09
DEUTSCHE ASSET MANAGEMENT	MTS	ORD	19/04/2005	B	4,960	-16,069.60
Deutsche Bannk AG London	MTS	ORD	8/04/2005	B	450,000	-1,053,675.00
Deutsche Bannk AG London	MTS	ORD	8/04/2005	B	1,000,000	-3,262,000.00
Deutsche Bannk AG London	MTS	ORD	11/04/2005	B	153,708	-511,847.64
Deutsche Bannk AG London	MTS	ORD	11/04/2005	B	300,000	-981,000.00
Deutsche Bannk AG London	MTS	ORD	12/04/2005	B	119,692	-397,568.95
Deutsche Bannk AG London	MTS	ORD	13/04/2005	B	441,666	-1,476,180.27
Deutsche Bannk AG London	MTS	ORD	14/04/2005	B	3,250,618	-10,807,004.60
Deutsche Bannk AG London	MTS	ORD	15/04/2005	B	538,556	-1,768,887.18
Deutsche Bannk AG London	MTS	ORD	15/04/2005	Corporte action	62,500	not available at time of filing
Deutsche Bannk AG London	MTS	ORD	18/04/2005	B	150,000	-477,000.00
Deutsche Bannk AG London	MTS	ORD	19/04/2005	B	539,300	-1,747,925.23
Deutsche Bannk AG London	MTS	ORD	21/04/2005	B	203,000	-636,384.70
Deutsche Bannk AG London	MTS	ORD	29/04/2005	B	68,269	-214,965.43
Deutsche Bannk AG London	MTS	ORD	2/05/2005	B	1,000,000	-3,247,000.00
Deutsche Bannk AG London	MTS	ORD	3/05/2005	B	2,449,451	-8,225,991.29
Deutsche Bannk AG London	MTS	ORD	3/05/2005	B	350,000	-1,172,500.00
DEUTSCHE SECURITIES	MTT	ORD	7/01/2005	B	10,000	-33,500.00
DEUTSCHE SECURITIES	MTT	ORD	7/01/2005	B	80,000	-266,456.00
DEUTSCHE SECURITIES	MTT	ORD	10/01/2005	B	3,000	-10,170.00
DEUTSCHE SECURITIES	MTT	ORD	13/01/2005	B	3,681	-12,589.02
DEUTSCHE SECURITIES	MTT	ORD	21/01/2005	B	207,859	-708,799.19
DEUTSCHE SECURITIES	MTT	ORD	21/01/2005	B	13,709	-46,492.70
DEUTSCHE SECURITIES	MTT	ORD	24/01/2005	B	3,100	-10,509.00
DEUTSCHE SECURITIES	MTT	ORD	27/01/2005	B	4,929	-16,758.60
DEUTSCHE SECURITIES	MTT	ORD	27/01/2005	B	5,250	-17,902.50
DEUTSCHE SECURITIES	MTT	ORD	31/01/2005	B	2,920	-9,928.00
DEUTSCHE SECURITIES	MTT	ORD	4/02/2005	B	232	-786.48
DEUTSCHE SECURITIES	MTT	ORD	7/02/2005	B	16,460	-55,945.89
DEUTSCHE SECURITIES	MTT	ORD	8/02/2005	B	14,875	-49,533.75
DEUTSCHE SECURITIES	MTT	ORD	8/02/2005	B	75,195	-251,406.96
DEUTSCHE SECURITIES	MTT	ORD	8/02/2005	B	28,200	-93,389.00
DEUTSCHE SECURITIES	MTT	ORD	8/02/2005	B	1	-3.30
DEUTSCHE SECURITIES	MTT	ORD	9/02/2005	B	4,600	-15,456.00
DEUTSCHE SECURITIES	MTT	ORD	10/02/2005	B	4,600	-15,272.00
DEUTSCHE SECURITIES	MTT	ORD	10/02/2005	B	1	-3.30
DEUTSCHE SECURITIES	MTT	ORD	11/02/2005	B	27,700	-90,718.00
DEUTSCHE SECURITIES	MTT	ORD	14/02/2005	B	18,800	-60,630.00
DEUTSCHE SECURITIES	MTT	ORD	14/02/2005	B	2,040	-6,508.42
DEUTSCHE SECURITIES	MTT	ORD	15/02/2005	B	5,250	-17,342.50
DEUTSCHE SECURITIES	MTT	ORD	15/02/2005	B	214,536	-686,515.20
DEUTSCHE SECURITIES	MTT	ORD	15/02/2005	B	20,205	-66,476.47
DEUTSCHE SECURITIES	MTT	ORD	15/02/2005	B	13,800	-45,540.00
DEUTSCHE SECURITIES	MTT	ORD	16/02/2005	B	18,103	-54,727.72
DEUTSCHE SECURITIES	MTT	ORD	16/02/2005	B	45,000	-135,950.00
DEUTSCHE SECURITIES	MTT	ORD	17/02/2005	B	20,000	-60,250.00
DEUTSCHE SECURITIES	MTT	ORD	18/02/2005	B	62	-185.38
DEUTSCHE SECURITIES	MTT	ORD	18/02/2005	B	82,436	-247,097.19
DEUTSCHE SECURITIES	MTT	ORD	23/02/2005	B	958	-2,847.65
DEUTSCHE SECURITIES	MTT	ORD	28/02/2005	B	9,170	-26,501.30
DEUTSCHE SECURITIES	MTT	ORD	1/03/2005	B	7	-20.65

NB: Some transactions are not available at time of filing.

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	MTT	ORD	1/03/2005	B	10,300	-30,436.00
DEUTSCHE SECURITIES	MTT	ORD	2/03/2005	B	17,827	-52,290.16
DEUTSCHE SECURITIES	MTT	ORD	4/03/2005	B	500,000	-1,353,650.00
DEUTSCHE SECURITIES	MTT	ORD	7/03/2005	B	2,602	-7,493.76
DEUTSCHE SECURITIES	MTT	ORD	11/03/2005	B	4,523	-13,071.47
DEUTSCHE SECURITIES	MTT	ORD	15/03/2005	B	59,802	-172,229.76
DEUTSCHE SECURITIES	MTT	ORD	17/03/2005	B	1,383	-3,983.04
DEUTSCHE SECURITIES	MTT	ORD	21/03/2005	B	700	-2,023.00
DEUTSCHE SECURITIES	MTT	ORD	21/03/2005	B	636	-1,838.04
DEUTSCHE SECURITIES	MTT	ORD	23/03/2005	B	875	-2,633.75
DEUTSCHE SECURITIES	MTT	ORD	24/03/2005	B	95,000	-285,000.00
DEUTSCHE SECURITIES	MTT	ORD	30/03/2005	B	1,958,704	-5,894,699.04
DEUTSCHE SECURITIES	MTT	ORD	1/04/2005	B	1	-3.02
DEUTSCHE SECURITIES	MTT	ORD	5/04/2005	B	124,545	-392,603.20
DEUTSCHE SECURITIES	MTT	ORD	5/04/2005	B	1	-3.14
DEUTSCHE SECURITIES	MTT	ORD	6/04/2005	B	20,000	-63,400.00
DEUTSCHE SECURITIES	MTT	ORD	6/04/2005	B	30,000	-95,100.00
DEUTSCHE SECURITIES	MTT	ORD	7/04/2005	B	150,000	-489,465.00
DEUTSCHE SECURITIES	MTT	ORD	7/04/2005	B	35,000	-114,594.00
DEUTSCHE SECURITIES	MTS	ORD	8/04/2005	B	28,950	-96,510.62
DEUTSCHE SECURITIES	MTS	ORD	11/04/2005	B	3,000	-10,020.00
DEUTSCHE SECURITIES	MTS	ORD	18/04/2005	B	66,000	-211,200.00
DEUTSCHE SECURITIES	MTS	ORD	19/04/2005	B	1,008	-2,560.32
DEUTSCHE SECURITIES	MTS	ORD	19/04/2005	B	41,667	-105,834.18
DEUTSCHE SECURITIES	MTS	ORD	19/04/2005	B	1,218,944	-3,403,169.75
DEUTSCHE SECURITIES	MTS	ORD	20/04/2005	B	1	-3.19
DEUTSCHE SECURITIES	MTS	ORD	20/04/2005	B	5,703	-18,534.75
DEUTSCHE SECURITIES	MTS	ORD	20/04/2005	B	66,000	-214,500.00
DEUTSCHE SECURITIES	MTS	ORD	21/04/2005	B	1	-3.15
DEUTSCHE SECURITIES	MTS	ORD	21/04/2005	B	1,297	-4,059.61
DEUTSCHE SECURITIES	MTS	ORD	21/04/2005	B	10,118	-31,659.74
DEUTSCHE SECURITIES	MTS	ORD	21/04/2005	B	13,300	-41,762.00
DEUTSCHE SECURITIES	MTS	ORD	21/04/2005	B	55,000	-172,200.00
DEUTSCHE SECURITIES	MTS	ORD	26/04/2005	B	39,900	-125,090.49
DEUTSCHE SECURITIES	MTS	ORD	27/04/2005	B	4,994	-15,731.10
DEUTSCHE SECURITIES	MTS	ORD	27/04/2005	B	6,531	-20,507.34
DEUTSCHE SECURITIES	MTS	ORD	28/04/2005	B	9,843	-30,808.59
DEUTSCHE SECURITIES	MTS	ORD	3/05/2005	B	2,000	-6,720.00
DWS Investment GmbH	MTS	ORD	2/05/2005	B	1,307,741	-4,254,081.47
DWS Investment GmbH	MTS	ORD	3/05/2005	B	1,692,259	-5,686,159.47

NB: Some transactions are not available at time of filing.

FACSIMILE

Deutsche Bank 

To	Company Secretary **Metcash Limited**
Fax No	(02) 9741 3027
cc	Company Announcements Office Australian Stock Exchange (via ASX Online or fax 1900 999 279)
From	Fonnie Mak
Date	10 May 2005
Subject	Substantial Holding Notice
Total Pages	7 (including this page)

Deutsche Bank AG
ABN 13 064 165 162
Divisional Functions
GPO Box 7033 Sydney NSW 2001
Level 18, 225 George Street
Sydney NSW 2000 Australia

Tel: 61 2 9258 2925
Fax: 61 2 9258 2223
Direct: 61 2 9258 2703

If you do not receive all the pages, please telephone immediately.

Attached is a copy of the Substantial Holding Notice we have lodged today with the ASX. The originals were posted to you today.

Fonnie Mak
Compliance Manager

METCASH LIMITED

Date Lodged with ASX	Date of Becoming Substantial holder	Date of Ceasing to be Substantial holder	Name of Institution	ACN	# of Shares held	% of Shares Held
13-Apr-05	11-Apr-05		Perpetual Trustees Australia Limited	000 431 827	24,448,256	5.72%
19-Apr-05	13-Apr-05		Commonwealth Bank of Australia	123 123 124	21,899,825	5.12%
20-Apr-05	18-Apr-05		Lazard Asset Management Pacific Co	064 523 619	47,994,605	11.23%
02-May-05	19-Apr-05		Lazard Asset Management Pacific Co	064 523 619	57,141,344	13.37%
10-May-05	04-May-05		ING Australia Holdings Limited	008 459 596	22,330,989	5.22%
10-May-05	03-May-05		Deutsche Bank AG	112 073 480	22,648,451	5.30%

Form 604
Corporations Act
Section 671B

Notice of change of interests of substantial holder

To: **Metcash Limited**
4 Newington Road
Silverwater NSW 2128

ABN 32 112 073 480

To: **Australian Stock Exchange Limited**

1. Details of substantial shareholder

Name: Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group") gives notice of a change in its relevant interests.

There was a change in the interests of the substantial holder on **04 May 2005.**
The previous notice was dated **10 May 2005.**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	**Previous notice c.o.b. 03 May 2005**		**Present notice c.o.b. 04 May 2005**	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary Shares	22,648,451	5.30 %	32,682,868	7.65 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities	Person's votes
Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	See previous column.

4. Present relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class (ordinary shares unless stated) and number of securities	Person's Votes
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	Cogent Nominees Pty Ltd	Anglican Retirement Villages Diocese of Sydney	As investment manager	43,863	43,863
	JP Morgan Custodial Services Pty Ltd	FSS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act		2,130,234	2,130,234
	JP Morgan Custodial Services Pty Ltd	SAS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act		2,987,688	2,987,688
	JP Morgan Nominees Australia Limited	EIF Pty Ltd as trustee for the Energy Investment Fund		415,300	415,300
	JP Morgan Nominees Australia Limited	LGSS Pty Limited and LIF Pty Limited as Trustees of the Local Government Superannuation Scheme and Local Investment Fund respectively		1,238,489	1,238,489
	JP Morgan Nominees Australia Limited	Zurich Investment Management Limited as Responsible Entity for ZIM Unit Trusts		2,265,692	2,265,692
	National Australia Bank Limited	Seafarer's Retirement Fund Pty Ltd as Trustee of the Seafarer's Retirement Fund		187,343	187,343
	National Australia Bank Limited	Victorian Funds Management Corporation as trustee for the Government Superannuation Office		1,315,214	1,315,214
	National Australia Bank Limited	Victorian Funds Management Corporation as trustee for the Victorian Transport Accident Commission		663,874	663,874

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class (ordinary shares unless stated) and number of securities	Person's Votes
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	National Australia Bank Limited	Victorian Funds Management Corporation as trustee for the Victorian WorkCover Authority	As investment manager	1,038,069	1,038,069
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Analyst's Choice Fund		21,147	21,147
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Australian Small Companies Fund		400,474	400,474
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Australian Equities Alpha Fund		2,797,875	2,797,875
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Core Australian Equities Fund		11,285	11,285
	Westpac Custodian Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Focus Australian Equity Fund		28,767	28,767
Deutsche Bank AG London branch or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing	Not available at time of filing	Principal	2,746,293	2,746,293

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class (ordinary shares unless stated) and number of securities	Person's Votes
DWS Investment GmbH or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing	Not available at time of filing	As investment manager	12,500,000	12,500,000
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	Pan Australian Nominees Pty Ltd	Pan Australian Nominees Pty Ltd	Principal	1,891,261	1,891,261

5. Change in association

N/A

6. Addresses

Name	**Address**
Deutsche Bank Group	C/- Level 18, 225 George Street, Sydney, New South Wales 2000

Signature

Name Fonnie Mak Date 11 May 2005

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration	Trans, Price
Deutsche Bank AG London	MTS	ORD	B	4/05/2005	2,943,164	-9,881,967.45	3.3576
Deutsche Bank AG London	MTS	ORD	S	4/05/2005	-2,753,947	9,243,347.71	3.3564
Deutsche Securities Australia	MTS	ORD	B	04/05/2005	29,762	-100,000.30	3.3600
Deutsche Securities Australia	MTS	ORD	S	04/05/2005	-100,001	337,503.38	3.3750
Deutsche Securities Australia	MTS	ORD	S	04/05/2005	-29,761	99,996.96	3.3600
Deutsche Securities Australia	MTS	ORD	S	04/05/2005	-132,800	446,289.00	3.3606
Deutsche Securities Australia	MTS	ORD	S	04/05/2005	-2,000	6,680.00	3.3400
DWS Investment GmbH	MTS	ORD	B	4/05/2005	9,500,000	-31,920,950.00	3.3601

NB: Some transactions are not available at time of filing.



METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

13 May 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

METCASH EXTENDS TAKEOVER OFFER AND CONFIRMS DISCUSSIONS WITH FOODLAND

Metcash Trading Limited (**Metcash**) announced today that it will extend its Takeover Offer (**Offer**) for Foodland Associated Limited (**Foodland**).

Metcash has extended its Offer by one week and is now scheduled to close at **7:00 pm (Sydney time) on 28 May.**

Metcash also announced today that it has been in constructive discussion with Foodland over the course of the past week. These discussions have focussed on progressing Metcash's current Offer as well as considering other structural alternatives in relation to the acquisition of Foodland Australia. Metcash anticipates these discussions will lead to agreement in principle over the coming week.

We enclose:

1 a notice, as required by ASX Listing Rule 3.2, which confirms that the offer period has been extended;

2 a notice under paragraph 630(2)(b) of the Corporations Act 2001 which confirms the new date for giving the notice of the status of conditions; and

3 a letter dated 13 May 2005 which Metcash has sent to Foodland shareholders (which encloses the formal notice of variation).

Any questions in relation to the Offer should be directed to the Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia). For legal reasons, calls to these numbers must be recorded.

Yours faithfully

J A Randall
Company Secretary

For further information

ANDREW REITZER	TIM ALLERTON
Chief Executive Officer	Managing Director
Metcash Trading Limited	City Public Relations
PH: (02) 9741 3060	PH: (02) 9267 4511

Metcash Trading Limited ABN 61 000 031 569 ("Metcash")

Company notice – ASX Listing Rule 3.2

Extension of offer period and notification of relevant interests

To: Australian Stock Exchange Limited ("ASX")

Metcash has extended the offer period for its takeover offers dated 7 February 2005 (which are contained in its bidder's statement dated 21 January 2005) for all of the ordinary shares in Foodland Associated Limited (**Foodland**). The offers will now close at 7:00pm (Sydney time) on 28 May 2005.

Metcash gives notice under ASX Listing Rule 3.2 that:

(a) Metcash (and its associates) had a relevant interest in 0.0014% of Foodland shares when the first of the offers was made; and

(b) at the date of the extension, Metcash (and its associates) had a relevant interest in 0.11% of Foodland shares.

Dated 13 May 2005

Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")
Company Notice – paragraph 630(2)(b) Corporations Act 2001
New date for giving the notice of the status of conditions

To: Foodland Associated Limited ("Foodland"); and
Australian Stock Exchange Limited.

For the purposes of paragraph 630(2)(b) of the Corporations Act 2001, Metcash gives notice that:

1. the offer period relating to the offer by Metcash for all of the ordinary shares in Foodland (Offer), which Offer is contained in a bidder's statement dated 21 January 2005 (Bidder's Statement), has been extended so that it is now scheduled to close at 7:00pm (Sydney time) on 28 May 2005;
2. the new date for giving the notice of the status of the conditions to the Offer, as required by subsection 630(3) of the Corporations Act 2001, is 20 May 2005;
3. on the date of the previous paragraph 630(2)(b) notice dated 14 April 2005, the conditions in clause 23.9(a) (Foreign Investment Review Board approval) and clause 23.9(b) (ACCC approval) of the Bidder's Statement had been fulfilled; and
4. on the date of this notice, so far as Metcash is aware, none of the other conditions to the Offer have been fulfilled.

Date: 13 May 2005


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

13 May 2005

EXTENSION OF OFFER PERIOD FOR METCASH'S TAKEOVER BID

Dear Foodland Shareholder

As you are aware, Metcash has substantially increased both its Cash and Scrip Offer for Foodland Australia. I encourage you to accept our revised offer of:

- $8.55 cash or 2.79 Metcash A Shares; and
- 1 NZ share

for each of your Foodland ordinary shares.

OFFER EXTENDED TO 28 MAY 2005

Metcash has today extended the offer period for its takeover bid for all the shares in Foodland by 7 days.

The Offer is now scheduled to close at **7:00pm (Sydney time) on 28 May 2005**.

A formal notice of variation required by the Corporations Act 2001 is enclosed.

ANY QUESTIONS PHONE HOTLINE

If you have any questions in relation to the Offer, please call the Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia). For legal reasons, calls to these numbers must be recorded.

Yours faithfully

Andrew Reitzer
Chief Executive Officer
Metcash Trading Limited

Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")

Company notice - subsection 650D(1) Corporations Act 2001

Notice of variation - extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

Foodland Associated Limited ("Foodland"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

Extension of Offer

Metcash gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1 it varies its takeover offer dated 7 February 2005 (**Offer**) for all of the ordinary shares in Foodland which is contained in its bidder's statement dated 21 January 2005 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 28 May 2005; and

2 the Offer is varied by:

(a) replacing "21 May 2005" with "28 May 2005" in section 23.2(a) of the Bidder's Statement; and

(b) replacing "13 May 2005" with "20 May 2005" in section 23.14 of the Bidder's Statement.

Withdrawal of Acceptance

This variation (combined with the previous variations of the Offer) has the effect of postponing, for more than 1 month, the time when Metcash must meet its obligations to a Foodland shareholder who has accepted the Offer. A Foodland shareholder will have a withdrawal right if they validly accepted the Offer on or before the date of this notice. For those Foodland shareholders, section 650E of the Corporations Act 2001 entitles them to withdraw their acceptance of the Offer by giving notice within 1 month beginning on the day after the day on which the Foodland shareholder receives a copy of this notice.

Foodland shareholders who withdraw their acceptance must return any consideration received for accepting the Offer. Any notice by a Foodland shareholder withdrawing their acceptance under section 650E of the Corporations Act 2001 must:

(a) if their securities are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to the ASX Settlement and Trading Corporation Pty Limited (**ASTC**) by the Controlling Participant for that Holding, specifying the number of units to be released from the Offer Accepted Subposition in which the units have been reserved; or

(b) in any other case, be in writing.

If a Foodland shareholder withdraws their acceptance in this manner, and is legally entitled to withdraw their acceptance, Metcash must before the end of 14 days after the day it is given the withdrawal notice:

(a) return to the Foodland shareholder any documents that were sent by the Foodland shareholder to Metcash with the acceptance of the Offer; and

(b) if the Foodland shareholder's securities are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those securities from the Offer Accepted Subposition in which the Holding has been reserved.

(Words defined in the ASTC Settlement Rules have the same meaning when used in this notice, unless the context requires otherwise.)

In addition, Foodland shareholders may also withdraw their acceptance of the Offer in accordance with section 23.6 of the Bidder's Statement.

Lodgement with ASIC

A copy of this notice was lodged with the ASIC on 13 May 2005. ASIC takes no responsibility for the contents of this notice.

Dated 13 May 2005

Signed for and on behalf of Metcash pursuant to a resolution passed at a meeting of directors of Metcash.

John Randall
Company Secretary

Form **603**
Corporations Law
Section 671B

Notice of initial substantial holder

MTS

To:Company Name/Scheme	**The Secretary** **Metcash Limited** **4 Newington Road** **Silverwater NSW 2128** **Fax: (02) 9741 3399**
ACN/ARSN	**ACN 112 073 480**

1. Details of substantial shareholder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes
National Asset Management Limited ACN 062 806 884 (0.001%)
FlexiPlan Australia Limited ACN 056 678 427 (0.003%)
Godfrey Pembroke Financial Services Limited ACN 003 059 541(0.001%)
MLC Investments Limited ACN 002 641 661 (5.106%)

The holder became a substantial holder on 13/05/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary	21,844,248	21,844,248	5.111%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
FlexiPlan Australia Limited	Power to control voting and/or disposal of securities	Ordinary 13,304
Godfrey Pembroke Financial Services Limited	Power to control voting and/or disposal of securities	Ordinary 4,600
MLC Investments Limited	Power to control voting and/or disposal of securities	Ordinary 21,823,574
National Asset Management Limited	Power to control voting and/or disposal of securities	Ordinary 2,770
TOTAL		21,844,248

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
FlexiPlan Australia Limited	RBC Global Services Australia Nominees Limited		Ordinary 13,304
Godfrey Pembroke Financial Services Limited	RBC Global Services Australia Nominees Limited		Ordinary 4,600
MLC Investments Limited	Westpac Custodian Nominees Limited		Ordinary 21,823,574
National Asset Management Limited	National Nominees Limited (ACN 004 278 899)		Ordinary 2,770

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
MLC Investments Limited	13/01/2005 to 13/05/2005	$2.54 to $3.42		Ordinary 4,569871
FlexiPlan Australia Limited	13/01/2005 to 13/05/2005	$2.90 to $3.36		Ordinary 3,804
National Asset Management Limited	08/04/2005	$3.27		Ordinary 2,770

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable	Nature of association
FlexiPlan Australia Limited ACN 056 678 427	Is a related body corporate of National Australia Bank Limited
Godfrey Pembroke Financial Services Limited ACN 003 059 541	Is a related body corporate of National Australia Bank Limited
MLC Investments Limited ACN 002 641 661	Is a related body corporate of National Australia Bank Limited
National Asset Management Limited ACN 062 806 884	Is a related body corporate of National Australia Bank Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FlexiPlan Australia Limited	Level 16 218 St George Terrace PERTH WA 6000
Godfrey Pembroke Financial Services Limited	Level 13 24 Market Street SYDNEY NSW 2000
MLC Investments Limited	Level 4 105-153 Miller Street NORTH SYDNEY NSW 2060
National Asset Management Limited	Level 6 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
National Nominees Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
RBC Global Services Australia Nominees Limited	Level 18 56 Pitt street SYDNEY NSW 2000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000

Signature

print name Brendan T Case

Capacity
Associate Company Secretary
for and on behalf of National Australia Bank Limited

signature [signature]

date 16 /5/05

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 603 Notice of initial substantial holder signed by me and dated
16 / 05 / 05

Brendan T Case
Associate Company Secretary

National Australia Bank Limited Group

(a) National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%)
Peterel Financing Limited
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Maroro Leasing Limited
New Zealand Card Services Limited
Screen Holdings No. 2 Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited
Screen Holdings No. 6 Limited

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC
National Australia Capital Markets (Japan) Co Ltd

National Australia Bank Capital LLC

National Australia Funding, (Delaware) Inc.

National Mortgage Securities Inc

NAB Gold LLC

NAB Iron LLC

National Capital Holdings I LLC

(b) National Wealth Management Holdings Limited

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
National Wealth Management Services Ltd
MLC Asia Ltd

National Australia Financial Management Limited
MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited (In Liquidation)
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd.
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited
Godfrey Pembroke Financial Services Limited (in Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
Hong Kong Wealth Management Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd

PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Group Europe Limited
PMJI Inc
National Americas Holdings Ltd
National Australia Group Europe Investments Ltd
National Australia Group Europe PHC Limited
National Australia Group Europe Finance B.V.
National Australia UK Pension Trustee Ltd
Amber Liquid (UK) Investments Limited
National Australia Group SSP Trustee Ltd
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Industrial Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PFA Limited
Starfish Company Limited

National Europe Holdings Limited
National Australia Group Europe Services Ltd

Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Australia Bank (GB) Limited

National Europe Holdings (GB) Ltd

Clydesdale Bank PLC
CB House Purchase Limited
National Australia Group CIF Trustee Ltd
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Asset Finance Limited
Clydesdale Bank Pension Trustee Limited
Clydesdale European Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank (London) Limited
Warren Collections Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)
Yorkshire Bank PLC
Yorkshire Bank Retail Services Ltd.
Fairhalsen Collections Ltd.
Storecard Ltd.
Eden Vehicle Rentals Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire BIHK Limited
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.
Yorkshire Bank Nominees Ltd.

Brunswick Collection Services Ltd I
YB Trust Company Ltd.
North British Finance Group Ltd.
MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
EVR Limited
Custom Fleet Limited

National Australia Group Services Limited

Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies
ARDB Limited
Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
NAF Trustee Limited
National Australia Corporate Advisory Limited
NAB Investments Limited
National Australia Corporate Services Limited
Nautilus Insurance Pte. Ltd.
Nautilus Insurance (Europe) Ltd
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)
Matrix Film Investment One Pty Limited
Matrix Film Investment Two Pty Limited
National Australia Finance (Asia) Limited
Diba Investments Limited
National Australia Finance (Hong Kong) Plc
National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd

O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd
NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited
Guidestar Financial Limited
Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Deesam Pty Ltd (85%)
Rycee 5 Pty Ltd (85%)
Rycee 6 Pty Ltd (85%)
National Australia Capital Securities (UK) PLC
National Australia Capital Securities (Jersey) Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)
Relationship Services Pty Limited
Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
Messinia Pty Ltd (In Liquidation)
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Limited (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

20 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

Metcash Trading Limited - Takeover bid for Foodland Associated Limited (ASX: FOA)
Extension of offer period

We enclose:

1 a notice, as required by ASX Listing Rule 3.2, which confirms that the offer period relating to its off market takeover bid for all the shares in Foodland has been extended;

2 a notice under paragraph 630(2)(b) of the Corporations Act 2001 which confirms the new date for giving the notice of the status of conditions; and

3 a letter dated 20 May 2005 which Metcash has sent to Foodland shareholders (which encloses the formal notice of variation).

The offer period is now scheduled to close at 7:00pm (Sydney time) on 11 June 2005.

Yours faithfully

John Randall

Company Secretary


IGA




Campbells
Wholesale Cash & Carry


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

20 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

Metcash Trading Limited - Takeover bid for Foodland Associated Limited (ASX: FOA)
Extension of offer period

We enclose:

1 a notice, as required by ASX Listing Rule 3.2, which confirms that the offer period relating to its off market takeover bid for all the shares in Foodland has been extended;

2 a notice under paragraph 630(2)(b) of the Corporations Act 2001 which confirms the new date for giving the notice of the status of conditions; and

3 a letter dated 20 May 2005 which Metcash has sent to Foodland shareholders (which encloses the formal notice of variation).

The offer period is now scheduled to close at 7:00pm (Sydney time) on 4 June 2005.

Yours faithfully

John Randall
Company Secretary


IGA
INDEPENDENT GROCERS OF AUSTRALIA


AUSTRALIAN LIQUOR MARKETERS PTY. LTD.


Campbells
Wholesale Cash & Carry

Metcash Trading Limited ABN 61 000 031 569 ("Metcash")
Company notice – ASX Listing Rule 3.2
Extension of offer period and notification of relevant interests

To: Australian Stock Exchange Limited ("ASX")

Metcash has extended the offer period for its takeover offers dated 7 February 2005 (which are contained in its bidder's statement dated 21 January 2005) for all of the ordinary shares in Foodland Associated Limited (**Foodland**). The offers will now close at 7:00pm (Sydney time) on 4 June 2005.

Metcash gives notice under ASX Listing Rule 3.2 that:

(a) Metcash (and its associates) had a relevant interest in 0.0014% of Foodland shares when the first of the offers was made; and

(b) at the date of the extension, Metcash (and its associates) had a relevant interest in 0.13% of Foodland shares.

Dated 20 May 2005

Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")
Company Notice – paragraph 630(2)(b) Corporations Act 2001
New date for giving the notice of the status of conditions

To: Foodland Associated Limited ("Foodland"); and
Australian Stock Exchange Limited.

For the purposes of paragraph 630(2)(b) of the Corporations Act 2001, Metcash gives notice that:

1 the offer period relating to the offer by Metcash for all of the ordinary shares in Foodland (**Offer**), which Offer is contained in a bidder's statement dated 21 January 2005 (**Bidder's Statement**), has been extended so that it is now scheduled to close at 7:00pm (Sydney time) on 4 June 2005;

2 the new date for giving the notice of the status of the conditions to the Offer, as required by subsection 630(3) of the Corporations Act 2001, is 27 May 2005;

3 on the date of the previous paragraph 630(2)(b) notice dated 14 April 2005, the conditions in clause 23.9(a) (Foreign Investment Review Board approval) and clause 23.9(b) (ACCC approval) of the Bidder's Statement had been fulfilled; and

4 on the date of this notice, so far as Metcash is aware, none of the other conditions to the Offer have been fulfilled.

Date: 20 May 2005



METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

20 May 2005

EXTENSION OF OFFER PERIOD FOR METCASH'S TAKEOVER BID

Dear Foodland Shareholder

As you are aware, Metcash has substantially increased both its Cash and Scrip Offer for Foodland Australia. I encourage you to accept our revised offer of:

- $8.55 cash or 2.79 Metcash A Shares; and
- 1 NZ share

for each of your Foodland ordinary shares.

OFFER EXTENDED TO 4 JUNE 2005

Metcash has today extended the offer period for its takeover bid for all the shares in Foodland.

The Offer is now scheduled to close at **7:00pm (Sydney time) on 4 June 2005**.

A formal notice of variation required by the Corporations Act 2001 is enclosed.

ANY QUESTIONS PHONE HOTLINE

If you have any questions in relation to the Offer, please call the Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia). For legal reasons, calls to these numbers must be recorded.

Yours faithfully

Andrew Reitzer
Chief Executive Officer
Metcash Trading Limited

Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")

Company notice - subsection 650D(1) Corporations Act 2001

Notice of variation - extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

Foodland Associated Limited ("Foodland"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

Extension of Offer

Metcash gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1 it varies its takeover offer dated 7 February 2005 (**Offer**) for all of the ordinary shares in Foodland which is contained in its bidder's statement dated 21 January 2005 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 4 June 2005; and

2 the Offer is varied by:

(a) replacing "28 May 2005" with "4 June 2005" in section 23.2(a) of the Bidder's Statement; and

(b) replacing "20 May 2005" with "27 May 2005" in section 23.14 of the Bidder's Statement.

Withdrawal of Acceptance

This variation (combined with the previous variations of the Offer) has the effect of postponing, for more than 1 month, the time when Metcash must meet its obligations to a Foodland shareholder who has accepted the Offer. A Foodland shareholder will have a withdrawal right if they validly accepted the Offer on or before the date of this notice. For those Foodland shareholders, section 650E of the Corporations Act 2001 entitles them to withdraw their acceptance of the Offer by giving notice within 1 month beginning on the day after the day on which the Foodland shareholder receives a copy of this notice.

Foodland shareholders who withdraw their acceptance must return any consideration received for accepting the Offer. Any notice by a Foodland shareholder withdrawing their acceptance under section 650E of the Corporations Act 2001 must:

(a) if their securities are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to the ASX Settlement and Trading Corporation Pty Limited (**ASTC**) by the Controlling Participant for that Holding, specifying the number of units to be released from the Offer Accepted Subposition in which the units have been reserved; or

(b) in any other case, be in writing.

If a Foodland shareholder withdraws their acceptance in this manner, and is legally entitled to withdraw their acceptance, Metcash must before the end of 14 days after the day it is given the withdrawal notice:

(a) return to the Foodland shareholder any documents that were sent by the Foodland shareholder to Metcash with the acceptance of the Offer; and

(b) if the Foodland shareholder's securities are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those securities from the Offer Accepted Subposition in which the Holding has been reserved.

(Words defined in the ASTC Settlement Rules have the same meaning when used in this notice, unless the context requires otherwise.)

In addition, Foodland shareholders may also withdraw their acceptance of the Offer in accordance with section 23.6 of the Bidder's Statement.

Lodgement with ASIC

A copy of this notice was lodged with the ASIC on 20 May 2005. ASIC takes no responsibility for the contents of this notice.

Dated 20 May 2005

Signed for and on behalf of Metcash pursuant to a resolution passed at a meeting of directors of Metcash.

John Randall
Company Secretary


TRADING LIMITED AUSTRALASIA


SEC MAIL
PROCESSING
JUN 06 2005
WASH, D.C.
SECTION

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

23 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

Metcash - Takeover bid for Foodland Associated Limited (ASX: FOA)
Request for trading halt

Metcash Limited and Metcash Trading Limited (collectively Metcash) each request a trading halt in all their listed securities from the open of trading on Monday 23 May 2005.

The discussions referred to in our announcement of 20 May have now progressed to a stage where Metcash considers it appropriate to request a trading halt. The event which will end the trading halt is the making of an announcement.

Metcash requests that the trading halt remain in place until the earlier of the making of that announcement and open of trading on Wednesday 25 May.

Metcash is not aware of any reason why the trading halt should not be granted.

Yours faithfully

John Randall
Company Secretary


IGA




Campbells


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

23 May 2005

Metcash Limited

TRADING HALT

The securities of Metcash Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 25 May 2005 or when the announcement is released to the market.

Security Code: MTS

Richard Hajzuk
Senior Companies Adviser

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

MTS

To: Company Name/Scheme
The Secretary
Metcash Limited
4 Newington Road
Silverwater NSW 2128
Fax: (02) 9741 3399

ACN/ARSN **ACN 112 073 480**

1. Details of substantial holder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes:
National Asset Management Limited ACN 062 806 884
FlexiPlan Australia Limited ACN 056 678 427
Godfrey Pembroke Financial Services Limited ACN 003 059 541
MLC Investments Limited ACN 002 641 661

The holder ceased to be a substantial holder on 20/05/2005

The previous notice was given to the company on 13/05/2005
The previous notice was dated (d/m/y) 13/05/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate, in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Persons votes affected
14/05/2005 to 20/05/2005	MLC Investments Limited	Share sale	$3.21 to $3.24	Ordinary 1,938,767	1,938,767

3. Changes in association

The following persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
No change	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
National Asset Management Limited	Level 6 105–153 Miller Street NORTH SYDNEY NSW 2060
FlexiPlan Australia Limited	Level 16 216 St Georges Terrace PERTH WA 6000
Godfrey Pembroke Financial Services Limited	Level 13 24 Market Street SYDNEY NSW 2000
MLC Investments Limited	Level 4 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000

Signature

name Brendan T Case

signature date / /

capacity Associate Company Secretary
for and on behalf of National Australia Bank Limited

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 605 Notice of ceasing to be a substantial holder signed by me and dated
/ /

Brendan T Case
Associate Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%)
Peterel Financing Limited (99%)
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Maroro Leasing Limited
New Zealand Card Services Limited
Screen Holdings No. 2 Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited
Screen Holdings No. 6 Limited

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC
National Australia Capital Markets (Japan) Co Ltd

National Australia Bank Capital LLC

National Australia Funding, (Delaware) Inc.

National Mortgage Securities Inc

NAB Gold LLC
NAB Iron LLC

National Capital Holdings 1 LLC

National Wealth Management Holdings Limited

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
National Wealth Management Services Ltd
MLC Asia Ltd

National Australia Financial Management Limited
MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited
Godfrey Pembroke Financial Services Limited (in Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
Hong Kong Wealth Management Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited
National Wealth Management Europe Services Limited
National Australia Insurance Services Limited
MLC Savings Limited
MLC Management Ltd
Clydesdale Bank Insurance Brokers Limited

Northern Bank Insurance Services Ltd.
Yorkshire Bank Financial Services Limited
Wealth Management Mauritius Holdings Limited
PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Group Europe Limited
PMJI Inc
National Americas Holdings Ltd

National Australia Group Europe Investments Ltd
National Australia Group Europe PHC Limited
National Australia Group Europe Finance B.V.
National Australia UK Pension Trustee Ltd
Amber Liquid (UK) Investments Limited
National Australia Group SSP Trustee Ltd
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PFA Limited
Starfish Company Limited

National Europe Holdings Limited
National Australia Group Europe Services Ltd

Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Australia Bank (GB) Limited

National Europe Holdings (GB) Ltd

Clydesdale Bank PLC
CB House Purchase Limited
National Australia Group CIF Trustee Ltd
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Asset Finance Limited
Clydesdale Bank Pension Trustee Limited
Clydesdale European Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank (London) Limited
Warren Collections Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)
Yorkshire Bank PLC
Yorkshire Bank Retail Services Ltd.
Fairhalsen Collections Ltd.
Storecard Ltd.
Eden Vehicle Rentals Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire BHK Limited
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd I
YB Trust Company Ltd.

j/Helen/ssn/ssn605

North British Finance Group Ltd.
MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
EVR Limited
Custom Fleet Limited

National Australia Group Services Limited

Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies
ARDB Limited
Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
NAF Trustee Limited
National Australia Corporate Advisory Limited
NAB Investments Limited
National Australia Corporate Services Limited
Nautilus Insurance Pte. Ltd.
Nautilus Insurance (Europe) Ltd
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)
Matrix Film Investment One Pty Limited
Matrix Film Investment Two Pty Limited
National Australia Finance (Asia) Limited
Diba Investments Limited
National Australia Finance (Hong Kong) Plc
National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd
O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd
NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited

Guidestar Financial Limited
Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vitexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Deesam Pty Ltd (85%)
Rycee 5 Pty Ltd (85%)
Rycee 6 Pty Ltd (85%)
National Australia Capital Securities (UK) PLC
National Australia Capital Securities (Jersey) Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)
Relationship Services Pty Limited
Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
Messinia Pty Ltd (In Liquidation)
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Pty Ltd (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	Company Name/Scheme	Metcash Trading Limited 4 Newington Road SILVERWATER NSW AUSTRALIA 2128
	A.C.N.	61 000 031 569

1. Details of substantial holder [1]

Name	Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")
ACN (if applicable)	008 583 542
The holder became a substantial holder on	19 May 2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities[4]	Number of securities	Persons' votes[5]	Voting power[6]
Fully Paid Ordinary ("fp ord")	21,365,710	21,365,710	5.00%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[7]	Number Of and Class Securities
Macquarie Bank Limited 'MBL'	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	17,258,068 fp ord
Macquarie Newtion Specialised Funds Management 'MNSFM'	As above	512,434 fp ord
Macquarie Investment Management Limited 'MIML'	As above	3,510,333 fp ord
Macquarie Life Limited 'MLL'	As above	84,875 fp ord

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder[8]	Number of and Class Securities
Macquarie Bank Limited 'MBL'	MBL	MBL	17,258,068 FPO
Macquarie Life Limited ("MLL")	MLL	MLL	84,875 FPO
Macquarie Investment Management Limited ('MIML')	Bond Street Custodians	Bond Street Custodians	2,691,651 FPO
	JP Morgan	JP Morgan	199,056 FPO
	National Nominees	National Nominees	612,666 FPO
	State Street	State Street Australia	6,960 FPO
Macquarie Newtion Specialised Funds Management 'MNSFM'	MNSFM	MNSFM	512,534 FPO

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[9]		Number of and Class Securities
		Cash	Noncash	fp ord
See Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group	Bodies Corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MNSFM	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MIML	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
Bond Street Custodians	Lvl 12, 20 Bond St, Sydney, NSW 2000
National Nominees	5th Floor, 271 Collins St., Melbourne, VIC 3000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Street Australia	L. 18, 338 Pitt St., Sydney, NSW 2000

Signature

print name Dennis Leong capacity Company Secretary

sign here Date: 23rd May 2005

ANNEXURE 'A'

This is the annexure marked 'A' of 12 pages referred to in the Notice of Initial Substantial Holder

Dennis Leong
Company Secretary, Macquarie Bank Limited
23 May 2005

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
	2067238 ONTARIO INC.	CANADA
	2067239 ONTARIO INC.	CANADA
	2067240 ONTARIO INC.	CANADA
	2067241 ONTARIO INC.	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
003 435 452	AUSTRALIA CORPORATE FINANCE LIMITED (IN LIQUIDATION)	AUSTRALIA
074 900 977	AUSTRALIA INFRASTRUCTURE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 649	AUSTRALIAN HOTEL INVESTMENT PTY LTD	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
010 998 384	BARRIER REEF BROADCASTING PROPRIETARY LIMITED	AUSTRALIA
084 276 666	BASS RADIO PTY LIMITED	AUSTRALIA
085 051 761	BASSFARR PTY LIMITED	AUSTRALIA
008 091 325	BAVIAN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
009 265 187	BELCAP INVESTMENTS PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
006 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
88217	BUNHILL INVESTMENTS LIMITED	JERSEY
056 039 591	BURL ROSE PTY. LTD.	AUSTRALIA
009 476 920	BURNIE BROADCASTING SERVICE PROPRIETARY LIMITED.	AUSTRALIA
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA

008 585 715	CAZINON PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 797	CEMASTA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
101 229 949	CENTRAL COAST NO.2 PTY LIMITED	AUSTRALIA
069 299 225	CENTRAL COAST RADIO PTY LTD	AUSTRALIA
008 631 954	CHANNAR INVESTMENT NOMINEE PTY LIMITED	AUSTRALIA
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
085 051 645	CLAINEW PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
001 758 407	COMMERCIAL RADIO COFFS HARBOUR PTY LTD	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
097 768 075	CORIOLIS WATER SERVICES (AUSTRALIA) PTY LIMITED	AUSTRALIA
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY LIMITED	AUSTRALIA
008 581 379	DALOU PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LTD	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LTD	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LTD	AUSTRALIA
083 158 712	DIVCO 29 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES OF AMERICA
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
086 880 873	DUBBO FM RADIO PTY LTD	AUSTRALIA
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
057 349 747	EDIVISION INVESTMENTS PTY LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
009 355 248	ELLDALE PTY LTD	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
008 716 283	ESPERANCE BROADCASTERS PTY LTD	AUSTRALIA
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA

094 080 118	FINANCIAL ENRICHMENT PTY LTD (IN LIQUIDATION)	AUSTRALIA
081 117 473	FNQ BROADCASTERS CAIRNS PTY LIMITED	AUSTRALIA
081 117 455	FNQ BROADCASTERS TOWNSVILLE PTY LIMITED	AUSTRALIA
009 662 668	FORSBY PTY. LTD.	AUSTRALIA
000 481 032	FORTESCUE GARDENS PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
	FOUR CORNERS CAPITAL MANAGEMENT LLC	UNITED STATES OF AMERICA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
003 122 629	GEMATA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
057 872 723	GOLD COAST F.M. PTY LIMITED	AUSTRALIA
009 661 518	GOLD RADIO SERVICE PTY LIMITED	AUSTRALIA
008 638 462	GONDOR PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
082 950 249	GOULBURN VALLEY BORDER VENTURE PTY LIMITED	AUSTRALIA
092 410 305	GREAT SOUTHERN LAND BROADCASTERS PTY LTD	AUSTRALIA
008 631 730	GREATER CAIRNS RADIO PTY LIMITED	AUSTRALIA
003 180 309	GROSVENOR OFFICE EQUIPMENT HIRE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
599031	HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
108 208 000	HARBOUR VIEW RADIO PTY LIMITED	AUSTRALIA
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
078 327 983	HORIZON ENERGY INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
108 428 431	HR BROADCAST INVESTMENTS 2004 PTY LTD	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
076 529 532	KEPILE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
104-81-93440	KOREA POWER INVESTMENTS CO LIMITED	KOREA, REPUBLIC OF
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
113 960 348	M&L DEBT INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA
113 960 517	M&L DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
086 725 966	MACKAY TRANSMISSION FACILITY PTY LTD	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG

611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	MALAYSIA
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
	MACQUARIE (TIANJIN) PROPERTY SERVICES CO. LTD	CHINA
114 018 370	MACQUARIE (VPC) PTY LIMIITED	AUSTRALIA
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
CR-121760	MACQUARIE AIRCRAFT LEASING NO.1 LIMITED	CAYMAN ISLANDS
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES OF AMERICA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
058 056 616	MACQUARIE ASSET SERVICES (ACT) PTY LIMITED	AUSTRALIA
010 795 794	MACQUARIE ASSET SERVICES (QLD) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE ASSET SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE ASSET SERVICES (WA) PTY LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
003 650 244	MACQUARIE BANK SUPERANNUATION (NO. 2) PTY. LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
	MACQUARIE BRASIL LIMITADA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
515716	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA

FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
5259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
315259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
109 837 783	MACQUARIE COMMUNITY PARTNERSHIPS FUNDS MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES OF AMERICA
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES OF AMERICA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES OF AMERICA
114 099 795	MACQUARIE DIVERSIFIED INFRASTRUCTURE MANAGEMENT PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
502-81-79787	MACQUARIE EAST DAEGU INVESTMENT COMPANY	KOREA, REPUBLIC OF
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES OF AMERICA
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES OF AMERICA
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA

	MACQUARIE EQUITIES BRASIL LIMITADA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY LIMITED	AUSTRALIA
095 180 564	MACQUARIE FRANCE HOLDINGS PTY LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
001 902 165	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
991311790-3075848	MACQUARIE FUTURES INC	UNITED STATES OF AMERICA
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	ENGLAND/WALES
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
150301018	MACQUARIE HOLDCO LP	CANADA
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES OF AMERICA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
991311787/3075842	MACQUARIE INC	UNITED STATES OF AMERICA
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE INFRASTRUCTURE FUND ADVISER, LLC	UNITED STATES OF AMERICA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA

112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES OF AMERICA
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
061 160 558	MACQUARIE INTERNATIONAL CAPITAL ADVISORS PTY LIMITED	AUSTRALIA
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
	MACQUARIE INTERNATIONAL INFRASTRUCTURE FUND LIMITED	BERMUDA
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
	MACQUARIE INVESTMENT HOLDINGS INC	UNITED STATES OF AMERICA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	ENGLAND/WALES
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	MALAYSIA
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
	MACQUARIE KOREA CO. LTD	KOREA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
150300960	MACQUARIE MASTER LP	CANADA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES OF AMERICA
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT PTY LIMITED	AUSTRALIA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES

057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES OF AMERICA
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
086 438 995	MACQUARIE NEWTON SPECIALIST FUNDS MANAGEMENT LIMITED	AUSTRALIA
008 541 713	MACQUARIE NOMINEES ACT PTY. LIMITED	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LIMITED	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
106 230 979	MACQUARIE OFFICE FINANCE PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
348118	MACQUARIE PARKING INFRASTRUCTURE (NZ) LIMITED	NEW ZEALAND
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
092 552 611	MACQUARIE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE PROPERTIES JAPAN LIMITED KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 638	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 1 LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
105 453 763	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 3 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	AUSTRALIA
003 420 460	MACQUARIE PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA

623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES OF AMERICA
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES OF AMERICA
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES OF AMERICA
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
109 243 110	MACQUARIE REGIONAL RADIOWORKS PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
EC 35892	MACQUARIE RENEWABLES LIMITED	BERMUDA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2235/2539	MACQUARIE SECURITIES (THAILAND) LIMITED	THAILAND
067 392 170	MACQUARIE SECURITIES (USA) INC	UNITED STATES OF AMERICA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITISATION USA LLC	UNITED STATES
150301000	MACQUARIE SENIOR CARE LP	CANADA
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	MALAYSIA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY	AUSTRALIA

	LTD	
008 606 915	MACQUARIE THIRTY-FOURTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
	MACQUARIE TREASURY PRIVATE TRUSTEE COMPANY LTD.	BERMUDA
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 136	MACQUARIE TWENTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
	MACQUARIE-IMM INVESTMENT MANAGEMENT LIMITED	KOREA
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
009 661 527	MARYBOROUGH BROADCASTING COMPANY PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
003 566 309	MID-COAST BROADCASTERS PTY LTD	AUSTRALIA
008 806 166	MID-DISTRICTS RADIO PTY LTD	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL ESPRIT LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
	MJL JET LTD	JAPAN
	MONGOOSE ACQUISITION LLC	UNITED STATES OF AMERICA
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
069 344 074	MXMM FLEET FINANCE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
002 526 810	MXMM LEASE MANAGEMENT PTY LIMITED (IN LIQUIDATION)	AUSTRALIA

006 230 548	MXMM LEASING VIC. PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
082 351 282	NATIONAL RADIO SALES AUSTRALIA PTY LTD	AUSTRALIA
003 012 253	NESSAN PTY LTD	AUSTRALIA
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
009 477 061	NORTH EAST TASMANIAN RADIO BROADCASTERS PROPRIETARY LIMITED.	AUSTRALIA
010 110 497	NORTH QUEENSLAND BROADCASTING CORPORATION PTY LTD	AUSTRALIA
010 553 152	NORTH WEST BROADCASTERS PTY LTD	AUSTRALIA
009 476 813	NORTHERN TASMANIA BROADCASTERS PROPRIETARY LIMITED	AUSTRALIA
007 226 324	OLD BRAMPTON CORPORATION PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
008 648 824	OPHIDIAN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
008 657 912	ORNATE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
003 435 176	PANDREW PTY LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
052 195 427	PLACATE PTY LIMITED	AUSTRALIA
008 640 873	POLTAVA PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
003 260 900	PRAEN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED	AUSTRALIA
112 561 501	PROJECT GENE LIMITED	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
003 490 015	RADIO 2GZ PTY LTD	AUSTRALIA
061 719 453	RADIO 2LF PTY LTD	AUSTRALIA
003 803 218	RADIO 2RG PTY LTD	AUSTRALIA
008 631 758	RADIO 3BO PTY LTD	AUSTRALIA
061 299 581	RADIO 3CV PTY LTD	AUSTRALIA
052 266 814	RADIO 3MA PTY LTD	AUSTRALIA
009 214 733	RADIO 6AM PTY LTD	AUSTRALIA
008 631 687	RADIO ALBURY WODONGA PTY LIMITED	AUSTRALIA
009 316 554	RADIO WEST BROADCASTERS PTY LTD	AUSTRALIA
009 641 196	REBOOT PC LOGISTICS PTY LIMITED	AUSTRALIA
008 656 960	RECONNOITRE PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
059 084 552	REGIONAL BROADCASTERS AUSTRALIA PTY LTD	AUSTRALIA
110 357 036	REGIONAL MEDIA MACQUARIE LP PTY LIMITED	AUSTRALIA
110 356 968	REGIONAL MEDIA NO.2 PTY LIMITED	AUSTRALIA
094 315 474	REGIONAL RADIO BROADCASTERS PTY LIMITED	AUSTRALIA
003 882 326	REGIONAL RADIO NO.2 PTY LIMITED	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
007 328 841	RESINAL PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
010 711 056	RG CAPITAL RADIO LIMITED	AUSTRALIA
108 209 043	RIVER VIEW RADIO PTY LIMITED	AUSTRALIA
008 440 364	RIVERINA BROADCASTERS (HOLDINGS) PTY LTD	AUSTRALIA
009 661 634	ROCKHAMPTON BROADCASTING CO. PTY. LIMITED	AUSTRALIA
101 064 797	ROCKHAMPTON TRANSMISSION FACILITY PTY LIMITED	AUSTRALIA
	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA

002 332 452	ROVNY PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
065 308 894	RP DEVELOPMENTS PTY LIMITED	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
010 068 881	SAMSPIN PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
003 644 353	SEA FM CENTRAL COAST PTY LIMITED	AUSTRALIA
076 340 826	SEA FM GOLD COAST PTY LIMITED	AUSTRALIA
007 332 425	SECOND RESINAL PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
071 878 021	SECURE AUSTRALIA II LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
008 608 231	SHADOOF PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
054 328 415	SOUTH EASTERN BROADCASTERS PTY LTD	AUSTRALIA
008 508 030	SPAL LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
008 559 582	SUCETTE PTY. LIMITED	AUSTRALIA
009 719 528	SUNSHINE COAST BROADCASTERS PTY LTD	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
076 812 523	TABLELANDS BROADCASTING PTY LTD	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
002 325 868	TALAMBA PTY LIMITED	AUSTRALIA
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
113 508 160	TELBANE 2 PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
090 688 421	THE RADIO.COM.AU PTY LTD	AUSTRALIA
095 062 285	THIRD NATIONAL NETWORK AUSTRALIA PTY LIMITED	AUSTRALIA
008 603 825	TOTARA PTY. LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
094 315 483	TOWN AND COASTAL BROADCASTERS AUSTRALIA PTY LIMITED	AUSTRALIA
008 631 678	TOWNSVILLE BROADCASTERS PTY LTD	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
008 593 351	TYWYN PTY. LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
008 586 918	VANNE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
000 644 584	VENETA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
050 051 477	VOTRAINT NO. 620 PTY LTD	AUSTRALIA
055 750 082	VOTRAINT NO. 691 PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
009 429 485	WEST AUSTRALIAN RADIO NETWORK PTY LTD	AUSTRALIA

082 761 055	WHITSUNDAYS BROADCASTERS PTY LIMITED	AUSTRALIA
20-2384759	WILDORADO WIND HOLDINGS, INC	UNITED STATES
	WILMINGTON INVESTMENT FUND NO.1 LLC	UNITED STATES OF AMERICA
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 3 pages referred to in the Notice of Initial Substantial Holder

Dennis Loeng
Company Secretary, Macquarie Bank Limited

23rd May 2005

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number and Class of Securities		Person's votes affected
4/02/2005	MBL	Borrow Securities	$1,800,000.00	500,000	FPO	500,000
10/03/2005	MBL	Borrow Securities	$ 266,559.55	88,148	FPO	88,148
15/03/2005	MBL	Borrow Securities	$ 75,600.00	25,000	FPO	25,000
22/03/2005	MBL	Borrow Securities	$ 55,377.00	18,000	FPO	18,000
23/03/2005	MBL	Borrow Securities	$3,355,000.00	1,100,000	FPO	1,100,000
24/03/2005	MBL	Borrow Securities	$1,585,000.00	500,000	FPO	500,000
29/03/2005	MBL	Borrow Securities	$1,575,000.00	500,000	FPO	500,000
5/04/2005	MBL	Borrow Securities	$ 82,162.50	25,000	FPO	25,000
7/04/2005	MBL	Borrow Securities	$ 330,750.00	100,000	FPO	100,000
7/04/2005	MBL	Borrow Securities	$ 377,400.00	148,000	FPO	148,000
12/04/2005	MBL	Borrow Securities	$ 297,087.00	86,000	FPO	86,000
21/04/2005	MBL	Borrow Securities	$1,996,854.39	607,593	FPO	607,593
3/05/2005	MBL	Borrow Securities	$ 688,800.00	200,000	FPO	200,000
5/05/2005	MBL	Borrow Securities	$1,582,875.00	450,000	FPO	450,000
9/05/2005	MBL	Borrow Securities	$4,361,700.00	1,240,000	FPO	1,240,000
6/05/2005	MBL	Borrow Securities	$ 311,850.00	90,000	FPO	90,000
11/05/2005	MBL	Borrow Securities	$ 811,440.00	240,000	FPO	240,000
13/04/2005	MNSFM	Sale of Securities	$ 146,192.79	43,611	FPO	43,611
18/04/2005	MNSFM	Purchase of Securities	$ 128,150.92	43,611	FPO	43,611
18/04/2005	MNSFM	Purchase of Securities	$ 163,736.16	55,721	FPO	55,721
19/05/2005	MNSFM	Purchase of Securities	$ 91,130.83	26,957	FPO	26,957
18/04/2005	MNSFM	Purchase of Securities	$ 3,488.00	1,187	FPO	1,187
18/04/2005	MNSFM	Purchase of Securities	$ 318,736.16	108,469	FPO	108,469
5/05/2005	MNSFM	Purchase of Securities	$ 44,391.52	13,534	FPO	13,534
19/05/2005	MNSFM	Purchase of Securities	$ 79,670.60	23,567	FPO	23,567
18/05/2005	MNSFM	Purchase of Securities	$ 333,366.30	100,000	FPO	100,000
19/04/2005	MIML	Purchase of Security	$ 523,908.00	161,700	FPO	161,700
30/03/2005	MIML	Purchase of Security	$ 602,733.07	200,000	FPO	200,000
24/03/2005	MIML	Purchase of Security	$1,444,855.06	476,000	FPO	476,000
24/03/2005	MIML	Purchase of Security	$ 303,155.29	100,000	FPO	100,000
18/03/2005	MIML	Purchase of Security	$ 111,557.76	38,800	FPO	38,800





Metcash Limited
ACN 112 073 480
4 Newington Road
Silverwater
NSW 2128 Australia

PO Box 6226
Silverwater Business Centre
NSW 18811 Australia
Ph: 61 2 9741 3000
Fax: 61 2 9741 3999

24th May 2005

Media Release

METCASH POSTS ANOTHER RECORD PROFIT

National grocery and liquor wholesale distributor and marketer, Metcash Limited, has generated another record performance, following strong performances by its IGA Distribution and Campbells Cash & Carry divisions.

Before goodwill on consolidation of the newly acquired Metoz companies, the Group's net profit after tax rose 11.3 per cent from $98.9 million (52 week adjusted) to $110.1 million in the 52 weeks to April 30 2005, while cash flow from trading rose from $171 million to $183.6 million. After Metoz goodwill amortisation, profit after tax for the year was $104.9 million.

Metcash's implementation of major supply chain initiatives - with the creation of major distribution centres, new voice picking technology and closer collaboration with suppliers – improved operating efficiencies and customer satisfaction levels across the group during the financial year.

Chief Executive Officer of Metcash, Mr Andrew Reitzer, said, "The anticipated takeover of Foodland Associated Ltd's Australian businesses will fulfil our long held ambition to become the third force in the Australian retail market.

"There are tremendous synergies and economies of scale to be gained from Foodland's Australian operations and they will be efficiently integrated into our existing three business pillars."

The group's largest division, IGA Distribution, posted 9.6 per cent growth in Earnings Before Interest and Tax to $141.6 million on sales growth of 4 per cent (for comparable stores).

IGA Distribution successfully consolidated the network of Supa IGA and IGA stores throughout Australia, while 58 new stores were added to the IGA network, with 45 major store refurbishments and 23 store extensions.

Metcash has continued to invest in its range of corporate brands, with 26.5 per cent growth in products sold under its Black & Gold, IGA and Way of Life ranges.

Campbells Cash and Carry lifted its Earnings Before Interest and Tax 17.8 per cent to $17.3 million, with major benefits coming from a change in Campbells' product mix and cost reductions through the division's implementation of Put To Light technology.

The division also experienced strong growth in sales to the petrol and convenience store market, with Campbells' market share of the total Convenience market now standing at 24 per cent.

Campbells' recently announced supply agreement with 350 7-Eleven stores across Australia is expected to add $200 million to their sales, with possible product extensions to fresh foods.

Australian Liquor Marketers posted a 14.6 per cent fall in Earnings Before Interest and Tax to $28.2 million, due to the loss of business with Australian Leisure and Hospitality and other chain store acquisitions.

ALM's newly created Independent Brands of Australia is well on the way to consolidating more than 1,200 independent liquor stores across Australia under three main brands, Cellarbrations, Cheeers and Liquor Force into a strong marketing force.

Mr Reitzer concluded, "Metcash is expected to further grow from its strong Brands, continued cost efficiency gains, balance sheet restructure and the anticipated integration of Foodland's Australian operations".

For Further Information Call:

Andrew Reitzer
Metcash Limited
(02) 9741 3060

Tim Allerton
City Public Relations
(02) 9267 4511
(0412) 715 707.

Rules 4.2A.3

Appendix 4E

Preliminary final report

Name of entity:

METCASH LIMITED ABN 32 112 073 480
METCASH TRADING LIMITED ABN 61 000 031 569

For the Financial Year 1 May 2004 to 30 April 2005

Effective 7 April 2005 Metcash Trading Limited and its subsidiaries (ABN 61 000 031 569) was acquired by Metcash Limited (ABN 32 112 073 480) after approval by the court and Shareholders of Metcash Trading Limited. The Capital Reorganisation, as detailed in the Scheme Booklet dated 11 February 2005, effectively removed the majority shareholder (Metoz) of Metcash Trading Limited. The total cost to Metcash Ltd was $2.92 per Metcash Trading Share held by Metoz.

The financial results reported herein reflect the combined consolidated data of Metcash Trading Limited and its subsidiaries (MTT) for the period 1 May 2004 to 7 April 2005 and the consolidated data of Metcash Limited and its subsidiaries (MTS) for the period 7 April 2005 to 30 April 2005. The previous year's comparatives relate to Metcash Trading Limited.

Directors have presented the information in this way, as they believe it gives the user the most meaningful comparison. Metcash Trading Limited has retained the operating and financial control and therefore trading is unaffected by the Capital Reorganisation.

For announcement to the market

MTT & MTS for the period 1 May 2004 to 30 April 2005

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities	down	1.4%	to	7,511,174
Profit (loss) from ordinary activities after tax attributable to members	up	3.1%	to	104,937
Profit (loss) from extraordinary items after tax attributable to members	N/A			
Net profit (loss) for the period attributable to members ***	up	3.1%	to	104,937

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4) - MTS*	- c	- c
Previous corresponding period *(Preliminary final report - item 15.5) - MTT*	6 c	6 c

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	

*** The above numbers compare the MTT plus MTS financial performance for the 52 weeks ended 30 April 2005 to the MTT financial performance for the 53 weeks ended 30 April 2004.

Earnings per security (EPS)

1. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

MTT for 12months

Basic Earnings per share 16.31c

Diluted Earnings per share 15.92c

Earnings used in Basic and Diluted earnings per share = $110,187,000
· Weighted average number of ordinary shares (used in Basic EPS) = 675,509,174
· There have been no changes to ordinary shares since balance date
· Weighted average number of ordinary shares (used in diluted EPS) = 690,386,941 (675,509,174 ordinary shares + 14,877,767 potential ordinary shares).
· Weighted average number of converted, lapsed or cancelled potential ordinary shares included in the calculation of diluted EPS = 3,211,789
· There are no potential ordinary shares that are non-dilutive.
There have been no issues of potential ordinary shares after balance date.

MTT to 7 April 2005

Basic Earnings per share 14.61c

Diluted Earnings per share 14.35c

Earnings used in Basic and Diluted earnings per share = $98,100,000
· Weighted average number of ordinary shares (used in Basic EPS) = 671,230,592
· There have been no changes to ordinary shares since balance date
· Weighted average number of ordinary shares (used in diluted EPS) = 683,719,356 (671,230,592 ordinary shares + 12,488,765 potential ordinary shares).
· Weighted average number of converted, lapsed or cancelled potential ordinary shares included in the calculation of diluted EPS = 3,427,786
· There are no potential ordinary shares that are non-dilutive.
There have been no issues of potential ordinary shares after balance date.

MTT plus MTS for the 12months

Basic Earnings per share 16.21c

Diluted Earnings per share 15.86c

The above numbers are calculated by adding the EPS for MTT to 7 April 2005 to the EPS for MTT for the period 7 April 2005 to 30 April 2005

NTA backing

(see note 7)

		Current period MTS	Previous corresponding period MTT
2	Net tangible asset backing per ordinary security (cents)	(56.19)	35.66

Net tangible asset backing in MTS is affected by the capital reorganisation. As at 30 April 2005 the Metcash group has liabilities of $776m relating to the buyout of Metoz Limited.

Discontinuing Operations – MTT & MTS

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations.

3 Discontinuing Operations

None

Control gained over entities having material effect MTT & MTS

4.1	Name of entity (or group of entities)	None
4.2	Date of the gain or loss of control	
4.3	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired (if material)	

Loss of control of entities having material effect

5.1	Name of entity (or group of entities)	N/A
5.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$ -
5.3	Date to which the profit (loss) has been calculated	
5.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -
5.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ -

Dividends (in the case of a trust, distributions)

6.1	Date the dividend (distribution) is payable - **MTS**	-
6.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	N/a
6.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/a

Amount per security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	(Preliminary final report only)				
6.4	**Final dividend:**	Current year - MTS	0.00 c	0.00 c	- c
6.5		Previous year – MTT	6.00 c	6.00 c	- c
	(Half yearly and preliminary final reports)				
6.6	**Interim dividend:**	Current year – MTT Dec	5.50 c	5.50 c	- c
		Current Year – MTT Mar	4.00c	4.00c	
6.7		Previous year - MTT	5.00 c	5.00 c	- c

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
6.8	Ordinary securities	MTT 9.50 c MTS - c	MTT 11.00 c
6.9	Preference securities	- c	- c

Preliminary final report - final dividend (distribution) on all securities

		Current period - $A'000	Previous corresponding period - $A'000
6.10	Ordinary securities *(each class separately)*	-	MTT 38,206
6.11	Preference securities *(each class separately)*	-	-
6.12	Other equity instruments *(each class separately)*	-	-
6.13	**Total**	-	38,206

The dividend or distribution plans shown below are in operation.

None

The last date(s) for receipt of election notices for the dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

Details of aggregate share of profits (losses) of associates and joint venture entities –MTT & MTS

Group's share of associates' and joint venture entities':		Current period - $A'000	Previous corresponding period - $A'000
7.1	Profit (loss) from ordinary activities before tax	273	665
7.2	Income tax on ordinary activities	-	-
7.3	**Profit (loss) from ordinary activities after tax**	**273**	**665**
7.4	Extraordinary items net of tax	-	-
7.5	**Net profit (loss)**	**273**	**665**
7.6	Adjustments	-	-
7.7	**Share of net profit (loss) of associates and joint venture entities**	**273**	**665**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
8.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period - $A'000
Produce Traders Trust	40%	40%	273	665
Abacus Retail Property Trust	25%	N/a	-	-
			-	-
8.2 Total			**273**	**665**
8.3 Other material interests			-	-
8.4 Total			**273**	**665**

Issued and quoted securities at end of current period – Metcash Trading Limited (MTT)

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
9.1 Preference securities *(description)*	-	-	-	-
9.2 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
9.3 Ordinary securities	**739,129,828**	**739,129,828**	-	-
9.4 Changes during current period				
(a) Increases through issues	89,850,000	89,850,000	300	300
(a) Increases through issues	6,967,370	6,967,370	300	300
(a) Increases through issues	2,135,690	2,135,690	44	44
(a) Increases through issues	838,920	838,920	43.1	43.1
(a) Increases through issues	1,556,490	1,556,490	153	153
(a) Increases through issues	1,020,000	1,020,000	165.6	165.6
(b) Decreases through returns of capital, buybacks	-	-	-	-
9.5 Convertible debt securities *(description and conversion factor)*	**(description and conversion factor)**	-	-	-
9.6 Changes during current period				
(a) Increases through issues - CULS	294,392,494	294,392,494	2.54	2.54
(a) Increases through issues - CUPS	500,000	500,000	100.00	100.00
(b) Decreases through securities matured, converted - CULS	73,597,405	73,597,405	2.54	2.54
9.7 Options (description and conversion factor)			Exercise price	Expiry date (if any)
Note all options in MTT have been converted to MTS.	0			

9.8	Issued during current period	850,000	-	270	02/09/10
9.9	Exercised during current period	2,114,490	-	44	26/03/05
9.9		804,720	-	43.1	11/08/06
9.9		30,200	-	43.1	25/11/06
9.9		1,020,000	-	165.5	14/12/07
9.9		4,000	-	43.1	15/12/06
9.9		1,556,490	-	153.8	25/01/08
9.10	Expired during current period	2,237,610	-	various	
9.11	Converted to MTS	850,000	-	270	02/09/10
		970,840	-	43.1	11/08/06
		32,800	-	43.1	25/11/06
		2,380,000	-	165.5	14/12/07
		12,000	-	43.1	15/12/06
		7,873,560	-	153.8	25/01/08
		205,500	-	214	10/07/08

9.12	**Debentures** (description)	**(description)**	-
9.13	Changes during current period		
	(a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-
9.14	**Unsecured notes** *(description)*	(description)	-
9.15	Changes during current period		
	(a) Increases through issues	-	-
	(b) Decreases through securities matured, converted.	-	-

(Preliminary final report only)

Issued and quoted securities at end of current period – Metcash Limited (MTS)

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
10.1	**Preference securities** *(description)*	-	-	-	-
10.2	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
10.3	**Ordinary securities**	**427,395,233**	**427,395,233**	-	-
10.4	Changes during current period				
	(a) Increases through conversion from MTT	353,797,828	353,797,828		
	(a) Increases through conversion of CULS	73,597,405	73,597,405		
	(b) Decreases through returns of capital, buybacks	-	-	-	-

10.5	**Convertible debt securities** *(description and conversion factor)*	**(description and conversion factor)**	-	-	-
10.6	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through securities matured, converted	-	-	-	-
10.7	**Options** (description and conversion factor)			Exercise price	Expiry date (if any)
		850,000	-	243	02/09/10
		970,840	-	16.1	11/08/06
		32,800	-	16.1	25/11/06
		2,380,000	-	138.5	14/12/07
		12,000	-	16.1	15/12/06
		7,873,560	-	126.8	25/01/08
		205,500	-	187	10/07/08
			-		
10.8	Converted from MTT	850,000	-	243	02/09/10
		970,840	-	16.1	11/08/06
		32,800	-	16.1	25/11/06
		2,380,000	-	138.5	14/12/07
		12,000	-	16.1	15/12/06
		7,873,560	-	126.8	25/01/08
		205,500	-	187	10/07/08
10.9	**Debentures** (description)	**(description)**	-		
10.10	Changes during current period				
	(a) Increases through issues	-	-		
	(b) Decreases through securities matured, converted	-	-		
10.11	**Unsecured notes** *(description)*	**(description)**	-		
10.12	Changes during current period				
	(a) Increases through issues	-	-		
	(b) Decreases through securities matured, converted.	-	-		

The annual meeting will be held as follows:

Place	Heritage Ballroom The Westin, Sydney 1 Martin Place Sydney
Date	Thursday 1st September
Time	2.30pm
Approximate date the annual report will be available	31st July 2005

11. Statement of Financial Performance

YEAR ENDED 30 APRIL 2005	Notes	CONSOLIDATED	
		2005	2004
		52wks	53wks
		MTT&MTS	MTT
		$'000	$'000
Sales revenue	2	**6,993,660**	7,173,897
Cost of sales	3a	**(6,853,457)**	(7,012,408)
GROSS PROFIT		**140,203**	161,489
Other revenues from ordinary activities	2	**517,514**	450,480
Share of net profits (losses) of associate and joint venture accounted for using the equity method	2	**273**	665
Selling, general and administration expenses		**(260,458)**	(225,123)
Borrowing costs expensed	3a	**(8,050)**	(7,918)
Warehouse & Distribution expenses		**(225,676)**	(223,942)
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**163,806**	155,651
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		**(58,869)**	(53,899)
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		**104,937**	101,752
NET PROFIT		**104,937**	101,752
NET PROFIT ATTRIBUTABLE TO MEMBERS OF METCASH LIMITED		**104,937**	101,752
Net exchange difference on translation of financial report of foreign controlled entity		**1,347**	(481)
Share Issue Costs MTT		**(6,739)**	-
Share Issue Costs MTS		**(12,193)**	-
TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF METCASH LIMITED AND RECOGNISED DIRECTLY IN EQUITY		**(17,585)**	(481)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		**87,352**	101,271

12. Statement of Financial Position

YEAR ENDED 30 APRIL 2005	Notes	CONSOLIDATED	
		AS AT 30 APRIL 2005	AS AT 30 APRIL 2004
		MTS	MTT
		$'000	$'000
CURRENT ASSETS			
Cash assets		**189,607**	33,651
Receivables		**648,211**	658,365
Inventories		**402,015**	400,987
Other		**9,707**	8,238
TOTAL CURRENT ASSETS		**1,249,540**	1,101,241
NON-CURRENT ASSETS			
Receivables		**29,814**	9,655
Investments accounted for using the equity method		**1,383**	1,113
Other financial assets		**5,188**	839
Property, plant and equipment		**129,073**	130,173
Deferred tax assets		**5,472**	2,584
Other		**13,568**	-
Intangible assets		**1,771,818**	243,092
TOTAL NON-CURRENT ASSETS		1,956,316	387,456
TOTAL ASSETS		3,205,856	1,488,697
CURRENT LIABILITIES			
Payables		**826,879**	884,055
Interest-bearing liabilities		**7,995**	52,567
Current tax liabilities		**22,156**	13,617
Provisions		**30,977**	32,380
TOTAL CURRENT LIABILITIES		**888,007**	982,619
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		**402,469**	16,576
Non Interest-bearing liabilites		**373,873**	-
Provisions		**18,838**	19,348
TOTAL NON-CURRENT LIABILITIES		795,180	35,924
TOTAL LIABILITIES		1,683,187	1,018,543
NET ASSETS		**1,522,669**	470,154
EQUITY			
Parent entity interest			
Contributed equity		**1,518,599**	562,163
Reserves		**(2,767)**	12,592
Retained profits		**6,837**	(104,601)
Total parent entity interest in equity		**1,522,669**	470,154
TOTAL EQUITY		1,522,669	470,154

13 Statement of Cash Flows

YEAR ENDED 30 APRIL 2005	Notes	CONSOLIDATED	
		2005	2004
		MTT & MTS	MTT
		$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		**8,281,009**	8,240,393
Payments to suppliers and employees		**(7,995,986)**	(7,961,457)
Dividend received		**-**	198
Interest received		**6,595**	328
Borrowing costs		**(8,050)**	(7,918)
Income tax paid		**(54,271)**	(40,651)
Goods and services tax paid		**(100,007)**	(100,232)
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	5	**129,290**	130,661
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment		**9,643**	3,686
Purchase of property, plant and equipment		**(32,238)**	(29,657)
Loans to other entities		**(40,159)**	(59)
Payment of deferred acquisition costs		**(3,941)**	
Payment on acquisition of subsidiaries/business	5e	**(1,083,961)**	(32,603)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(1,150,656)**	(58,633)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares		**295,852**	2,561
Proceeds from issue of CULS		**747,747**	-
Proceeds from issue of CUPS		**50,000**	-
Payment of funding costs		**(26,824)**	-
Proceeds from borrowings - other		**525,000**	110,000
Repayments of borrowings - other		**(305,876)**	(165,000)
Payment of dividends on ordinary shares		**(102,924)**	(60,783)
Repayment of finance lease principal		**(7,000)**	(7,722)
NET CASH FLOWS FROM FINANCING ACTIVITIES		**1,175,975**	(120,944)
NET INCREASE/(DECREASE) IN CASH HELD		**154,609**	(48,916)
Add opening cash brought forward		**33,651**	83,048
Effects of exchange rate changes on cash		**1,347**	(481)
CLOSING CASH CARRIED FORWARD		**189,607**	33,651

14 Notes to the Preliminary Final Report

30 APRIL 2005

1. International Accounting Standards

Australian IFRS will apply to Metcash Limited for the financial year commencing 1 May 2005. The following are the key impacts of Australian IFRS:

Goodwill

Under AGAAP, goodwill is amortised over the useful life of the assets acquired, not exceeding 20 years, resulting in charges for amortisation of goodwill. Under Australian IFRS (AASB 138 Intangibles and AASB 136 Impairment of Assets), goodwill will be allocated to the smallest 'cash generating unit', capitalised and be subject to an impairment test. Thus, rather than being amortised over a predetermined period, goodwill will be tested for impairment on an annual basis. Where impairment is identified, the carrying value of goodwill will be written down and profit reported for the period reduced accordingly. The impact for the 2005 statement of financial performance would be to reverse the amortisation of goodwill of reflected in the combined MTT plus MTS financial result of $27m.

Reverse Take-over

Under Australian IFRS (AASB 3, Business Combinations) the acquisition by Metcash Ltd of Metcash Trading Ltd will be treated as a reverse acquisition since the substance of the transaction is that the existing public shareholders of Metcash Trading Ltd have, through Metcash Ltd, effectively acquired Metoz Holdings. Metcash Trading Ltd will retain operating and financial control and will be treated as the acquirer for accounting purposes. On consolidation by Metcash Ltd, no goodwill arises on the acquisition by Metcash Ltd of the Metoz Holdings shares and the amount paid in cash by Metcash Ltd to Metoz Holdings shareholders for their shares will be eliminated against shareholder equity. The amount of goodwill to be reversed is $1,524m.

Deferred taxes

Under AGAAP the tax effect of items of income and expense that are recognised in the statement of financial performance in one period but are taxable or deductible in other periods are included in the calculation of accounting income tax expense and reflected as deferred tax assets and liabilities in the statement of financial position.

Australian IFRS introduces a balance sheet method of accounting for taxation Under this approach, deferred tax is calculated as the tax expected to be payable or recoverable on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Therefore, if an asset was held at valuation with changes in fair value recognised in an asset revaluation reserve, no deferred tax liability would be recognised under AGAAP but a deferred tax liablity would be recognised under Australian IFRS. It is anticipated that there will be no material effect for Metcash.

Impairment of assets

Under AGAAP the recoverable amount of an asset is determined as the amount that is expected to be recovered through cash inflows and outflows from the continued use and subsequent disposal of the asset, on the basis of discounted or undiscounted future cash flows. For this purpose, Metcash currently discount future cash flows at the weighted average costs of capital and risk free rate respectively. Under Australian IFRS (AASB 136 Impairment of Assets), 'recoverable amount' is determined as the higher of net selling value and value in use, determined by discounting cash flows at an asset-specific discount rate. Reliable estimation of future financial effects of this change in accounting policy is currently impracticable because the conditions under which impairment will be assessed are not yet known.

Share base payments

Under Australian IFRS (AASB 2, Share Based Payments) employers are required to determine the fair value of shares issued to employees as remuneration and recognise this as an expense in the statement of financial performance. This applies to both option and share based forms of equity based remuneration. Under AGAAP, shares issued to employees as remuneration do not need to be expensed.

30 APRIL 2005

	Notes	CONSOLIDATED	
		2005	2004
		52wks	53wks
		MTT & MTS	MTT
		$'000	$'000
2. REVENUE FROM ORDINARY ACTIVITIES			
Revenues from operating activities			
Revenue from sale of goods		6,993,660	7,173,897
Revenues from non operating activities			
Rent		26,587	27,258
Merchandising income		455,309	412,856
Dividends and distributions - Other corporations		-	-
Interest received - Other persons/corporations		6,595	328
Retail income		19,380	6,352
Proceeds from disposal of property, plant & equipment		9,643	3,686
Total revenues from non-operating activities		517,514	450,480
Total revenues from ordinary activities		7,511,174	7,624,377
Share of net profits (losses) of associates and joint venture partnership accounted for using the equity method		273	665
3. EXPENSES AND LOSSES/(GAINS)			
(a) Expenses			
Cost of goods sold		6,853,457	7,012,408
Depreciation of non-current assets		24,191	20,294
Amortisation of non-current assets		34,808	27,497
Borrowing costs expensed		8,050	7,918
Bad and doubtful debts - trade debtors		6,229	3,627
Operating lease rental		69,382	110,716
(b) Losses/(gains)			
Net loss/(gain) on disposal of property, plant and equipment		(2,165)	(94)
(c) Specific items			
Profit from ordinary activities before income tax expense includes the following specific revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:			
Interest received on funding for the Capital Reorganisation		(5,000)	-
Amortisation of Goodwill on Capital Reorganisation		5,259	-
		259	-
4. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES			
(a) Dividends paid during the year			
Franked dividends		102,924	60,783
		102,924	60,783

	CONSOLIDATED	
	2005 52wks MTT & MTS $'000	2004 53wks MTT $'000
5. STATEMENT OF CASH FLOWS		
(a) Reconciliation of the net profit after tax to the net cash flows from operations		
Net profit	**104,937**	101,752
Non-Cash Items		
Depreciation of non-current assets	**24,191**	20,294
Amortisation of non-current assets	**34,808**	27,497
Net (profit)/loss on disposal of property, plant and equipment	**(2,165)**	(94)
Share of associates' net (profits)/losses	**(273)**	(665)
Dividends received from associates	**-**	198
Changes in assets and liabilities		
(Increase)/decrease in trade and other receivables	**30,536**	(91,761)
(Increase)/decrease in inventory	**7,452**	(31,331)
(Increase)/decrease in tax balances	**4,599**	11,918
(Increase)/decrease in prepayments	**(1,469)**	(2,576)
(Decrease)/increase in trade and other creditors	**(73,326)**	95,429
Net cash flow from operating activities	**129,290**	130,661
(b) Reconciliation of cash		
Cash balance comprises:		
- cash on hand	**189,607**	33,651
Closing cash balance	**189,607**	33,651
(c) Financing facilities available		
At reporting date, the following financing facilities had been negotiated and were available:		
Total facilities		
- Working capital including bank overdraft	**130,900**	15,000
- Revolving Syndicated Loan	**825,000**	-
- Securitisation finance and loans	**250,000**	250,000
- Lease Finance facility	**22,500**	22,500
- Indemnity Guarantee facility	**21,600**	19,500
- Foreign currency dealing limit	**-**	1,107
Facilities used at reporting date		
- Revolving Syndicated Loan	**335,000**	-
- Securitisation finance and loans	**-**	45,000
- Lease Finance facility	**17,653**	19,641
- Indemnity Guarantee facility	**18,991**	17,305
- Foreign Currency Dealing Limit	**-**	257
Facilities unused at reporting date		
- Working Capital including bank overdraft	**130,900**	15,000
- Revolving Syndicated Loan	**490,000**	-
- Securitisation finance and loans	**250,000**	205,000
- Lease Finance facility	**4,847**	2,859
- Indemnity Guarantee facility	**2,609**	2,195
- Foreign Currency Dealing Limit	**-**	850

14 Notes to the Preliminary Final Report (cont)

(d) Non-Cash Financing and Investing Activities

Finance Lease Transactions

During the financial year the economic entity acquired plant and equipment by means of finance leases. The acquisitions are not reflected in the statement of cash flows and amount to $8,321,000 (2004 $8,872,000)

(e) Acquisition of Controlled Entity

(i) On 4 July 2004 a controlled entity acquired the business assets and liabilities of Alice Springs (CCC) for a cash consideration of $6,259,000

(ii) On 26 July 2004 a controlled entity acquired the business assets and liabilities of Stedmans Gladstone (CCC) for a cash consideration of $999,100

(iii) On 15 December 2004 a controlled entity acquired the business assets and liabilities of Stedmans Bundaberg (CCC) for a cash consideration of $840,000

(iv) On 15 December 2004 a controlled entity acquired the business assets and liabilities of Coast & Country – Townsville (CCC) for a cash consideration of $2,910,000

(v) On 8 February 2005 a controlled entity acquired 100% of the equity of GP New Co. Limited for a cash consideration of $3,686,000

(vi) On 28 February 2005 a controlled entity acquired 100% of the equity of Melton New Co. Limited for a cash consideration of $3,300,000

(vii) On 3 April 2005 a controlled entity acquired the business assets and liabilities of Novocastrian (ALM) for a cash consideration of $7,700,000

(viii) On 3 April 2005 a controlled entity acquired the business assets and liabilities of CD's Wholesale (CCC) for a cash consideration of $6,271,000

(ix) On 7 April 2005 Metcash Ltd acquired 100% of the equity of Metoz Holdings for a cash consideration of $1,097,503,000

	$'000
Consideration	
- cash paid	1,129,664
	1,129,664

	$'000
Details of aggregate cash flows and the aggregate assets and liabilities at the dates of acquisition were as follows:	
- cash	45,703
- trade debtors	382
- inventories	8,480
- prepayments	-
- Metoz equity in Metcash Trading Limited	392,827
- property, plant and equipment	1,360
- future income tax benefit	-
	448,752
- creditors and provisions	(4,819)
- Income tax provision	(1,052)
- fair value of net tangible assets	442,881
- goodwill arising on acquisition	686,783
	1,129,664
Net cash effect	
Cash consideration paid	1,129,664
Cash included in net assets acquired	(45,703)
Cash paid for purchase of controlled entity as reflected in the consolidated financial report	1,083,961

14 Notes to the Preliminary Final Report (cont)

30 APRIL 2005

6. SEGMENT INFORMATION

Business segments	Food Distribution		Cash and Carry Distribution		Liquor Distribution		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005 MTT&MTS	2004 MTT
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment Revenue										
Sales to customers outside the consolidated entity	**3,845,282**	3,961,188	**990,095**	1,004,886	**2,158,283**	2,207,823	-	-	**6,993,660**	7,173,897
Other revenues from customers outside the consolidated entity	-	-	-	-	-	-	-	-	-	-
Intersegment revenues	**446,478**	405,336	**17**	32	**126,914**	149,548	(573,409)	(554,916)	-	-
Share of net profit of equity accounted investment	**273**	665		-		-		-	**273**	665
Unallocated revenue		-		-		-		-	**517,514**	450,480
Total segment revenue	**4,292,033**	4,367,189	**990,112**	1,004,918	**2,285,197**	2,357,371	(573,409)	(554,916)	**7,511,447**	7,625,042
Segment result	**141,621**	131,128	**17,308**	15,057	**28,240**	34,605	-	-	**187,169**	180,790
Unallocated expenses									**(23,363)**	(25,139)
Consolidated entity profit from ordinary activities before income tax expense									**163,806**	**155,652**
Segment Assets	477,404	492,537	184,472	196,139	448,635	444,649			1,110,511	1,133,325
Unallocated Assets									2,076,345	355,372
Total Assets									3,196,856	1,488,697
Segment Liabilites	329,486	353,904	59,974	68,905	296,949	290,722			686,409	713,531
Unallocated Liabilities									987,778	305,012
Total Liabilities									1,674,187	1,018,543
Investment in equity method assocates included in segment assets	1,385	1,113	-	-	-	-			1,385	1,113
Acquisition of property, plant and equipment and intangible assets	5,372	560	1,869	3,044	1,468	1,757			8,709	5,361
Depreciation	3,004	3,525	2,495	2,603	1,565	717			7,064	6,845
Amortisation	1,339	1,312	1,052	788	669	639			3,060	2,739
Non-cash expenses other than depreciation	1,530	631	(173)	272	(496)	1,837			861	2,740

14 Notes to the Preliminary Final Report (cont)

30 APRIL 2005

7. SUBSEQUENT EVENTS

(a) **2005**

Foodland Associated Limited

A separate announcement will be made describing the status of the acquisition of the Foodland Associated Limited Australian business.

8. RETAINED EARNINGS

	CONSOLIDATED	
	AS AT 30 APRIL 2005	AS AT 30 APRIL 2004
	MTT&MTS	MTT
	$'000	$'000
Reconciliation of retained profits MTT		
Balance at beginning of the year	**(104,601)**	(145,570)
Net profit attributable to members of Metcash Trading Limited	**98,100**	101,752
Total available for appropriation	**(6,501)**	(43,818)
Dividends provided for or paid	**(102,924)**	(60,783)
Balance at 7 April 2005 MTT	**(109,425)**	(104,601)
Reconciliation of retained profits MTS		
Net profit attributable to members of Metcash Limited	6,837	-
Balance at end of the financial year	6,837	-

Compliance statement

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX other than AASB 1018 Statement of financial performance, AASB 1024 Consolidated Accounts, AASB 1026 Statement of Cash flows, AASB 1040 Statement of financial position as comparative information has been provided for Metcash Trading Ltd.

Identify other standards used

2. This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3. This report does give a true and fair view of the matters disclosed.

4. This report is based on accounts to which one of the following applies. *(Tick one)*

	The accounts have been audited.	The accounts have been subject to review.
X	The accounts are in the process of being audited or subject to review.	The accounts have *not* yet been audited or reviewed.

5. If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6. The entity has a formally constituted audit committee.

Sign here: .... (Secretary) Date: 24th May 2005

Print name: J A Randall.


Metcash
TRADING LIMITED AUSTRALASIA


Financial Results

52 Weeks Ended April 2005


MAIL
PROCESSING
JUN 06 2005
SECTION

IGA
INDEPENDENT GROCERS OF AUSTRALIA


Campbells
Wholesale
Cash & Carry


Metcash
TRADING LIMITED AUSTRALASIA

Agenda

- Financial Highlights
- Operating Performance
- Strategic Update


Metcash
TRADING LIMITED AUSTRALASIA

Financial Highlights

52 Weeks

$7.03b	$192.3	$163.8	From 2.14 %	$104.9	From $ 171m
Sales Growth	EBITA	P.B.T.	P.B.T. % to Sales	P.A.T.	Cash flow from Trading
				$5m additional Goodwill Amort. due to Metoz	

Note:
All comparisons are against 52 weeks for FY04.


Metcash
TRADING LIMITED AUSTRALASIA


EBITA

$millions

Year	EBITA ($millions)
2000	69.7
2001	91.6
2002	117.4
2003	152.7
2004	179.5
2005	192.3


Metcash
TRADING LIMITED AUSTRALASIA

EBITA Margin

Year	EBITA Margin
2000	1.35%
2001	1.70%
2002	2.04%
2003	2.28%
2004	2.55%
2005	2.75%


Metcash
TRADING LIMITED AUSTRALASIA

Cost of doing business as a % of Gross Profit

100.00%
95.00%
90.00%
85.00%
80.00%
75.00%
70.00%
65.00%
60.00%
82.40%
80.50%
75.20%
71.00%
68.66%
68.06%
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005



Metcash
TRADING LIMITED AUSTRALASIA

PBT and Goodwill amortisation as a % of Sales

	FY2000	FY2001	FY2002	FY2003	FY2004	FY2005
PBT and Goodwill amortisation as a % of Sales	1.19%	1.53%	1.87%	2.17%	2.44%	2.73%


Metcash
TRADING LIMITED AUSTRALASIA

Full Year Earnings Per Share before Goodwill (cents) (MTT)


25.00
20.00
15.00
10.00
5.00
0.00
3.92
10.40
14.09
16.19
18.86
19.53
2000
2001
2002
2003
2004
2005


Metcash
TRADING LIMITED AUSTRALASIA

Operating Cashflow

$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
$3.40
$58.70
$136.00
$148.00
$171.00
$183.60
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005


Metcash
TRADING LIMITED AUSTRALASIA

Targets

	Target	Actual
Sales Growth	3.0 %	-0.7 %
PBT and Goodwill amortisation as a percentage of sales	2.5 %	2.73%
Int-bearing Debt: Equity	50 %	69%
Return on Capital employed (MTT/MTS)	35 %	
Return on Equity (MTT/MTS)	25%	

(ROCE = EBITA/Average capital employed)

(ROE = PAT / Average shareholders equity)


Metcash
TRADING LIMITED AUSTRALASIA

Metcash TSR under current management vs competitors and market

Note: Total Shareholder Returns (TSR) represents share price appreciation and dividend returns to shareholders



Share price performanc
450
400
350
300
250
200
150
100
50
0
May 98
Aug 00
Dec 02
Apr 05
MTT TSR: 24% p.a.
ASX200 TSR: 10%
MTT
ASX200 accumulation
FOA
CML
WOW
Metcash
TRADING LIMITED AUSTRALASIA

Operating Performance - IGA Distribution
52 Weeks ended April 2005

- Sales down 1.0% on last year, but up 4.0% for comparable stores (In a zero inflation market).
- EBIT $141.6 million up 9.6% on last year.
- Strong support from manufacturers as they invested to grow their distribution through IGA as the third player in the market.
- All warehouses fully operational on Voice Pick.
- Further improvements in Customer Service Levels and a reduction in the Cost of Doing Business made at the warehouses.


IGA
INDEPENDENT GROCERS OF AUSTRALIA
DISTRIBUTION


Metcash
TRADING LIMITED AUSTRALASIA

Operating Performance - IGA Distribution
52 Weeks ended April 2005

- Successful consolidation of the IGA network into Supa IGA and IGA during the year.
- Continued growth in
  - Corporate Brands – 1,486 sku's and 26.5% annual growth.
  - Fresh ranges – 427 sku's and 54% annual growth.
- Direct sales (through approved suppliers) of $147m grew by 24%.
- Continued focus on differing the retail offer through ranging, community, service, price and promotions.
- 58 new stores, 45 major store refurbishments and 23 extensions completed during the year. Plus 149 developments "on the books".
- Good progress made on securing the volume of IGA's multi-store owners through a variety of mechanisms.


IGA
INDEPENDENT GROCERS OF AUSTRALIA
DISTRIBUTION


Metcash
TRADING LIMITED AUSTRALASIA

National Metcash Market Share – All Customers

National Metcash – Excluding Franklins

Period	Market share
2000	11.8
2001	12.5
2202	13.0
2003	13.2
2004	13.2
QTR TO 16/01/05	13.1
MAT TO 17/4/2005	13.2


Metcash
TRADING LIMITED AUSTRALASIA

Operating Performance – ALM
52 Weeks ended April 2005

1. Sales down 0.7%, however up 3.2% excluding the loss of ALH and other chain store acquisitions.
2. EBIT down 14.6% to $28.2 million due to volumes lost and a competitive market place.
3. All major warehouses on Exe with Voice Pick in the 4 major sites.
4. Independent Brands of Australia

➢ Cellarbrations	194 stores	up 19% csg
➢ Cheeers	102 stores	up 1.5% csg
➢ Liquor Force	861 stores	up 8% csg
➢ Liquor Wise (hotels)	228 outlets	up 26% csg

Note: Feb05 figures (csg = comparative or 'store-on-store' growth)


ALM
AUSTRALIAN LIQUOR MARKETERS PTY. LTD.


Metcash
TRADING LIMITED AUSTRALASIA

Operating Performance – ALM
52 Weeks ended April 2005

5. Harbottle On-Premise
   - Sales up 6.4% on last year
   - Contribution up 17.2% on last year
6. Regained the ALH business in Qld from HLW - will add about $132 million sales pa.
7. 'Liquor Alliance' progressing and comprises 3 major hotel groups serviced by ALM and operating across Qld, Vic, NSW and Tas. Will run its first 'national' promotion in June/July this year


ALM
AUSTRALIAN LIQUOR MARKETERS PTY. LTD.


Metcash
TRADING LIMITED AUSTRALASIA

Operating Performance – Campbells Cash & Carry

52 Weeks ended April 2005

1. Sales up 1.5 % on last year:
   - Primary categories up 11.7 %
   - Confectionery up 24.7 %
2. EBIT up 17.8 % to $17.3 million
   - Product mix change: Primary sales now over 50 % of total
   - CODB reductions due to Put to Light.
3. Market share of total Convenience Market (Tiers 1-3) 24 %


Campbells
Wholesale
Cash & Carry


CSTORE
DISTRIBUTION


TRADING LIMITED AUSTRALASIA

Operating Performance – Campbells Cash & Carry

52 Weeks ended April 2005

4 Successful negotiation of a "one stop" supply agreement with 7-Eleven will add $200 million in sales when fully operational.

5. Cstore Distribution set up to provide a total supply solution to the Tier 1 Convenience stores across Australia

6. Re-engineered into 3 Focussed Divisions:
   - Campbells Cash and Carry
   - Cambells Wholesale Distribution
   - Cstore Distribution

7. Campbells is now the largest Specialist Distributor of Confectionery to the Route / Convenience channel


Campbells
Wholesale
Cash & Carry


CSTORE
DISTRIBUTION


Metcash
TRADING LIMITED AUSTRALASIA

Strategic Update - IGA

Warehouse :	***Retail :***
Wide range	Marketing
Mega DC's	Branding
Technology	Retail Differentiation
Supply Chain Initiatives	Niche Ranging
Corporate Brand Development	Retail Development
Capture "Directs"	Retail Formats


IGA
INDEPENDENT GROCERS OF AUSTRALIA
DISTRIBUTION


Metcash
TRADING LIMITED AUSTRALASIA

Strategic Update – CCC

Traditional Convenience Sector

- Wide Range
- Strong Promotions
- One Stop Service
- Foodservice Focus

Campbells Cash & Carry

- 22 branches
- Metro areas
- Cash & Carry > 85%

Campbells Wholesale Distribution

- 20 branches
- Rural areas
- Delivered > 85%

Modern Petrol & Convenience Sector

- Wide range
- Flow through warehouses
- Technology for ordering, assembly, despatch and invoicing
- Superb efficiencies at all levels

Convenience Store Distribution

- 4 Branches
- 7 Confectionery branches
- 100% delivered


Campbells
Wholesale
Cash & Carry


Metcash
TRADING LIMITED AUSTRALASIA

Strategic Update – ALM

Warehouse		Retail
DIFOT	Voice Pick	Banner Consolidation (IBA the start)
Errors ↓	CODB ↓	Liquor Alliance
Wide Range		Build a strong marketing force
National Network		Deliver competitive retail offers
Web Portal & e-business		Best promotional compliance
Efficient IT infrastructure		

Total Independent Supply Chain Solution

All on- and off-premise goods in one delivery to maximise efficiency at retail

Lowest cost route-to-market

Most efficient transaction processing

Available additional business: Beer 75 mil cases, Wines & Spirits 5.5 mil cases


ALM
AUSTRALIAN LIQUOR MARKETERS PTY. LTD.


Metcash
TRADING LIMITED AUSTRALASIA


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

25 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

Attached is an announcement on Metcash's acquisition of the Australian assets of Foodland Associated Limited.

This is the announcement referred to in our request for a trading halt on 23 May 2005.

Accordingly, we request that trading be resumed.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

25 May, 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
Sydney NSW 2000

METCASH WINS FOODLAND SUPPORT FOR ACQUISITION OF FAL AUSTRALIA

Metcash Trading Ltd (Metcash) is pleased to advise that following discussions with Foodland Associated Ltd (FAL) it has reached agreement regarding the acquisition of FAL's Australian business (FAL Australia) excluding 19 Action stores and 3 Action development sites which will be acquired by Woolworths (Woolworths Action Stores) as a package together with its purchase of FAL's New Zealand operations.

Metcash will therefore acquire, on a debt free basis, FAL's:

- West Australian Franchise and Supply division,
- Action Retail division – excluding Woolworths Action Stores, and
- All other FAL Australian assets.

Commenting on the purchase of Woolworths Action Stores by Woolworths, Mr Reitzer said "These stores represent 12% of the total revenue we would have achieved had we acquired 100% of FAL Australia. FAL wanted to announce a composite transaction for the entire company, and we understand that Woolworths' offer for Foodland New Zealand was predicated on gaining some retail (Action) stores, therefore we negotiated with Foodland a $270m reduction in our cash purchase price."

Metcash has adjusted downwards its current offer price for the FAL Australia business of $1,050m in cash or $1,154m in Metcash shares, for the impact of excluding the Woolworths Action Stores. Metcash is now offering $780m in cash (or $6.61 per FAL share) or $859m in Metcash shares (or $7.29 per FAL share)[1]. The reduced offer price is EPS enhancing compared to the revised offer of 3 May 2005. In addition the agreement reduces the divestment risk on the Action stores as Metcash has fewer stores to sell to Independents.

It is expected the transaction will be implemented by way of a scheme arrangement. Documents are expected to be sent to FAL shareholders by FAL around the end of July with the acquisition becoming effective around the end of August. In the interim Metcash will be working proactively on integration issues, divesture planning for Action stores and other matters. Metcash will continue to advise the market appropriately of any material developments.

[1] Refer to Appendix for further details.

Metcash Chief Executive Officer, Andrew Reitzer, welcomed the agreement, stating, "Our objective from day one was to acquire the Australian Wholesale and Retail assets of Foodland. Excluding a small basket of retail stores, for which we have been well compensated, we have achieved our objective. We were always the most logical purchaser for these assets."

The transaction expands and strengthens Metcash's IGA business to over 400 SUPA IGA retail stores and strengthens Metcash's position as the third force in the Australian retail sector.

For further information call:

Andrew Reitzer
Metcash Trading Ltd
(612) 9741 3060

Tim Allerton
City PR
(02) 9267 4511.

Appendix: Acquisition price

	Cash alternative		Share alternative	
	A$m	$ per FAL share	A$m	$ per FAL share
Value of cash paid	737	6.25	-	-
Value of 2.05 Metcash shares	-	-	816[1]	6.93
	737	6.25	816	6.93
Consideration which is subject to due diligence				
- Surplus cash to be paid in cash	18	0.15	-	-
- Surplus cash to be paid in shares	-	-	18	0.15
	18	0.15	18	0.15
Contingent payment				
- Tax receivable to be paid in cash[2]	25	0.21	25	0.21
Total value for FAL Australia (Excluding Woolworths Action Stores)	**780**	**6.61**	**859**	**7.29**

(1) Based on 2.05 Metcash shares per Foodland share and Metcash close price of $3.38 as at 20 May 2005.
(2) Contingent payment is subject to due diligence and the mechanism by which FAL shareholders can receive the benefit of the tax receivable is still to be determined.




Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com


25 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

Please see attached presentation which will given to media and institutions today.

Yours faithfully

John Randall
Company Secretary


IGA
INDEPENDENT GROCERS OF AUSTRALIA


ALM
AUSTRALIAN LIQUOR MARKETERS PTY. LTD.


Campbells
Wholesale
Cash & Carry








Metcash
TRADING LIMITED AUSTRALASIA

Champion of the Independent Retailer

Revised offer for Foodland Australia

25 May 2005


IGA
INDEPENDENT GROCERS OF AUSTRALIA


Campbells
Wholesale Cash & Carry


AUSTRALIAN LIQUOR MARKETERS PTY. LTD.

Important Notice

This presentation for Metcash Trading Limited (Metcash) is designed to provide a high level overview of the acquisition by Metcash for Foodland Associated Limited (Foodland) Australian business.

No representation, warranty or undertaking, express or implied, is made as to the fairness, accuracy, currency, correctness or completeness of any part of this presentation or any supplement to it or any further information supplied by or on behalf of Metcash in connection with the Transaction.

To the maximum extent permitted by law, Metcash and its related bodies corporate, and its officers, directors, employees or agents accept no responsibility for any information provided in this presentation, including any forward looking information, and disclaim any liability whatsoever (including for fault or negligence) for any loss howsoever arising from the use of this presentation or its contents or otherwise in connection with it.

Nothing contained in this presentation is a promise or representation as to the future. The forecasts or financial projections contained in this presentation have been prepared in accordance with the assumptions stated in this presentation and there is risk that the actual results will vary. No assurance or representation is made by any person that any forecast or projection will be achieved.

This presentation does not take into consideration the investment objectives, financial situation or particular needs of any investor. Accordingly, recipients must make their own investigations and enquiries regarding all assumptions, uncertainties and contingencies which may affect the operations and prospects of Metcash or Foodland and should take their own advice (including financial and legal advice) before taking any action on the basis of this presentation or making any decision to hold or sell any shares in Metcash or Foodland.

All representations relating to Foodland are based on publicly available information and the company has not performed due diligence.

Each recipient of this presentation has represented to Metcash, and confirms by retaining this presentation, that it accepts the above conditions and that it is a person who is a professional investor as defined by the Corporations Act (Cth).

Offer for FAL Australia


Offer for FAL Australia

- Offer is to acquire
  - West Australian Franchise and Supply division,
  - 60 Action stores excluding 19 Action stores and 3 Action development sites to be acquired by WOW
  - All other FAL Australian assets


Consideration

Consideration consists of:

- cash alternative: $780m[1] or $6.61 per FAL share, or
- share alternative: $859m[2] or $7.29 per FAL share


Woolworths Action stores

- Represent 12% of the total revenue we would have achieved had we acquired 100% of FAL Australia
- Resulted in a $270m reduction in our revised cash offer price and $295m reduction in our share offer price

(1) Includes $15m of surplus cash and a $25m contingent tax receivable which are subject to confirmatory due diligence
(2) Based on Metcash closing share price of $3.38 as at 20 May 2005, includes surplus assets as detailed above



Benefits of the acquisition

Value Creation

- ✓ EPS accretive for Metcash



Scale and Growth

- ✓ Complementary acquisition in core business
- ✓ Increases business scale and expands wholesale network
- ✓ Expand and strengthen Independents



Synergies

- ✓ Improved buying power
- ✓ Supply chain and logistic benefits
- ✓ Cost savings

Strengthens Market Position

- ✓ IGA "chain" will now become a national player

Closing the gap


Retail
Independents(1)
19 Action stores
Other
Wholesale
Sales (2004A) (A$bn)
30
25
20
15
10
5
0
24.9
21.3
17.8
15.1
18%
WOW(2)
CML(2)
New MTT
MTT

(1) Independent Revenue represents estimated incremental revenue earned by Independents (Source: Metcash Management estimates)

(2) WOW and CML represents sales from their respective Food and Liquor divisions. WOW is proforma for 19 Action stores to be acquired

Creating a national network

The New Metcash

Stores	QLD	NSW	VIC	SA	WA	Total
SUPA IGA[1]	86	30	100	104	83	403
IGA[1]	161	255	251	105	119	891
Foodworks[2]	446	40	201	-	6	693
Other non banner customers[3]						3,219
Total	693	325	552	209	208	5,206

(1) Includes Foodland's Action stores, Dewsons and Supa Valu
(2) Non IGA, Foodworks aligned customers
(3) Number of Foodland's 400 Independent customers and associates and 42 Franchise stores and 16 petrol stations

Indicative Transaction Timetable

Announcement	24 May 2005
Notice of Meeting / Explanatory Memorandum to sent to Foodland shareholders	July 2005
Shareholder meetings	August 2005

This timetable is indicative and will be updated when the dates are confirmed

A transforming transaction

- ✓ Creates substantial shareholder value
- ✓ Significantly increases business scale and expands network
- ✓ Strengthens ability to compete








Metcash
TRADING LIMITED AUSTRALASIA

Questions



Offer price for FAL Australia

Appendix

Offer price for FAL Australia

	Cash alternative		Share alternative	
	A$m	$ per share	A$m	$ per share
Value of Cash paid	737	6.25	-	-
Value of 2.05 Metcash shares	-	-	816[1]	6.93
	737	6.25	816	6.93
Consideration which is subject to due diligence				
- Surplus cash	18	0.15	18	0.15
- Tax receivable to be paid in cash[2]	25	0.21	25	0.21
Total value for Foodland Australia	**780**	**6.61**	**859**	**7.29**

(1) Based on 2.05 Metcash shares per Foodland share and Metcash close price of $3.38 as at 20 May 2005
(2) Contingent payment is subject to due diligence and the mechanism by which FAL shareholders can receive the benefit of the tax receivable is still to be determined

Form 604

To: Metcash Limited

ACN/ARSN: 112 073 480

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	23/05/2005
The previous notice was given to the company on	13/04/2005
The previous notice was dated	13/04/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	8,126,242	1.90%	12,672,118	2.96%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	13,773,583	3.22% see note 1 at the end of this form	11,932,934	2.79% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	14,633,520	3.42% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	21,899,825	5.12%	39,238,572	9.18%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	29,500 Fully paid ordinary shares	29,500
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,511 Fully paid ordinary shares	17,511
CFSIL as RE Colonial First State Future Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Future Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,210,416 Fully paid ordinary shares	2,210,416
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	633,392 Fully paid ordinary shares	633,392
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	49,869 Fully paid ordinary shares	49,869

CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	179,218 Fully paid ordinary shares	179,218
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	173,240 Fully paid ordinary shares	173,240
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	30,232 Fully paid ordinary shares	30,232
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	144,320 Fully paid ordinary shares	144,320
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	237,828 Fully paid ordinary shares	237,828
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	89,050 Fully paid ordinary shares	89,050

Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,200 Fully paid ordinary shares	11,200
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	293,600 Fully paid ordinary shares	293,600
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	95,264 Fully paid ordinary shares	95,264
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	21,103 Fully paid ordinary shares	21,103
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	518,153 Fully paid ordinary shares	518,153
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	4,855,164 Fully paid ordinary shares	4,855,164

CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	250,719 Fully paid ordinary shares	250,719
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	109,800 Fully paid ordinary shares	109,800
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	26,200 Fully paid ordinary shares	26,200
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	538,898 Fully paid ordinary shares	538,898
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	306,524 Fully paid ordinary shares	306,524
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	250,652 Fully paid ordinary shares	250,652

CFS W/Sale Core Industrial Fund	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFS W/Sale Core Industrial Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	192,851 Fully paid ordinary shares	192,851
Wholesale Small Companies Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Small Companies Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,407,414 Fully paid ordinary shares	1,407,414
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	711,036 Fully paid ordinary shares "*" See note 1 on the last page of this form.	711,036
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,121 Fully paid ordinary shares "*" See note 1 on the last page of this form.	17,121
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	215,100 Fully paid ordinary shares "*" See note 1 on the last page of this form.	215,100
CFSIL as RE Commonwealth Australian Shares Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,408,587 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,408,587

CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	695,188 Fully paid ordinary shares "*" See note 1 on the last page of this form.	695,188
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	133,288 Fully paid ordinary shares "*" See note 1 on the last page of this form.	133,288
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	698,225 Fully paid ordinary shares "*" See note 1 on the last page of this form.	698,225
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,711,217 Fully paid ordinary shares "*" See note 1 on the last page of this form.	4,711,217
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9,313 Fully paid ordinary shares "*" See note 1 on the last page of this form.	9,313
CFSIL as RE Commonwealth Share Fund 17	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Share Fund 17	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	238,331 Fully paid ordinary shares "*" See note 1 on the last page of this form.	238,331

CFSIL as RE commonwealth Australian Share Fund 18	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE commonwealth Australian Share Fund 18	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,915,774 Fully paid ordinary shares "*" See note 1 on the last page of this form.	2,915,774
CFSIL AS RE Commonwealth Small Companies Fund 1	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Commonwealth Small Companies Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	85,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.	85,000
CFSIL as RE Commonwealth Small Companies Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Small Companies Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	94,754 Fully paid ordinary shares "*" See note 1 on the last page of this form.	94,754
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Australian Retirement Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,070,910 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,070,910
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	A.S.S.E.T - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	222,976 Fully paid ordinary shares "**" See note 2 on the last page of this form.	222,976
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CARE Super - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	571,925 Fully paid ordinary shares "**" See note 2 on the last page of this form.	571,925

CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	Century Australia - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,464,403 Fully paid ordinary shares "**" See note 2 on the last page of this form.	1,464,403
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	Catholic Super Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	250,588 Fully paid ordinary shares "**" See note 2 on the last page of this form.	250,588
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	CSS - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	939,982 Fully paid ordinary shares "**" See note 2 on the last page of this form.	939,982
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	TCORP - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	985,077 Fully paid ordinary shares "**" See note 2 on the last page of this form.	985,077
CMLA	State Street Australia Limited 338 Pitt Street Sydney NSW 2000	RIM Australian Shares Aggressive Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	154,125 Fully paid ordinary shares "**" See note 2 on the last page of this form.	154,125
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	HostPlus - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	814,376 Fully paid ordinary shares "**" See note 2 on the last page of this form.	814,376

CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	INTECH Australian Shares Active Trust - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,285,694 Fully paid ordinary shares "**" See note 2 on the last page of this form.	1,285,694
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Challenger Boutique Australian Share Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	156,223 Fully paid ordinary shares "**" See note 2 on the last page of this form.	156,223
CMLA	ANZ Custodian Services Limited Level 25 530 Collins Street Melbourne VIC 3000	Warakirri New Dimensions Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	425,734 Fully paid ordinary shares "**" See note 2 on the last page of this form.	425,734
CMLA	BNP Securities Services PO Box R209 Royal Exchange NSW 1225	Optimix Wholesale Australian Share Trust - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	877,950 Fully paid ordinary shares "**" See note 2 on the last page of this form.	877,950
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	PSS - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,272,409 Fully paid ordinary shares "**" See note 2 on the last page of this form.	1,272,409
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Retirement Benefit Fund Board - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	505,988 Fully paid ordinary shares "**" See note 2 on the last page of this form.	505,988

CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	R.E.S.T - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,303,125 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,303,125
CMLA	ANZ Custodian Services Limited Level 25 530 Collins Street Melbourne Vic 3000	Warakirri Endeavour Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	332,035 Fully paid ordinary shares "**" See note 2 on the last page of this form.	332,035

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....
John Damien Hatton – Company Secretary

Dated the 26 day of May 2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 23/05/2005

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)	A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)	ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)	ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)	AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)	Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)	Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)	Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)	Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)	Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)	Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)	CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)	CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)	CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)	CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)	CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)	CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)	CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)	CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)	CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)	CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)	CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)	CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)	CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)	Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)	CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)	CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)	CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)	CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)	Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)	Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)	Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)	Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)	Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)	Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)	Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)	Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)	Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)	Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)	Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)	Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)	Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)	Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)	Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)	Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)	Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)	Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)	Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)	Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)	Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)	Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)	Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)	Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)	Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)	COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)	Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)	Commonwealth Insurance Holdings Limited (ACN 88327959)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 4 pages referred to in the Notice of Substantial Shareholding dated 23 May 2005.

Colonial First State Inv Managers
Transaction listing for the period 14/04/2005 to 23/05/2005 (as per F10 function) Page 1
For Security MTS.AU Newco

CC Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-PUR	AUD	04/05/2005	35661		120522.1	
CC	IEQF	OS-PUR	AUD	05/05/2005	7441		24602.44	
CC	IEQF	OS-PUR	AUD	10/05/2005	6767		21752.22	
						49,869.00		**166,876.74**
CC	IEQI	OS-PUR	AUD	04/05/2005	127878		432184.2	
CC	IEQI	OS-PUR	AUD	05/05/2005	26994		89251.22	
CC	IEQI	OS-PUR	AUD	10/05/2005	24346		78259.1	
						179,218.00		**599,694.56**
CC	IGRF	OS-PUR	AUD	04/05/2005	26384		88944.01	
CC	IGRF	OS-PUR	AUD	05/05/2005	51975		171445.4	
CC	IGRF	OS-PUR	AUD	10/05/2005	29685		95563.99	
CC	IGRF	OS-PUR	AUD	16/05/2005	28790		94632.05	
CC	IGRF	OS-PUR	AUD	17/05/2005	24151		79543.66	
CC	IGRF	OS-PUR	AUD	19/05/2005	12255		41426.35	
						173,240.00		**571,555.43**
CC	IINF	OS-PUR	AUD	04/05/2005	21592		72973.64	
CC	IINF	OS-PUR	AUD	05/05/2005	4706		15559.62	
CC	IINF	OS-PUR	AUD	10/05/2005	3934		12645.66	
						30,232.00		**101,178.92**
TOTAL						**432,559.00**		**1,439,305.65**
CF	LAISSN	OS-PUR	AUD	06/05/2005	115932		382577.5	
CF	LAISSN	OS-PUR	AUD	16/05/2005	121896		400779.3	
						237,828.00		**783,356.83**
CF	PET1SN	OS-PUR	AUD	06/05/2005	122223		403337.9	
CF	PET1SN	OS-PUR	AUD	16/05/2005	128496		422479.3	
						250,719.00		**825,817.24**
TOTAL						**488,547.00**		**1,609,174.07**
CL	G3C	OS-PUR	AUD	04/05/2005	97749		329525	
CL	G3C	OS-PUR	AUD	05/05/2005	195200		643889.1	
CL	G3C	OS-PUR	AUD	10/05/2005	114285		367914.2	
CL	G3C	OS-PUR	AUD	16/05/2005	106680		350654.7	
CL	G3C	OS-PUR	AUD	17/05/2005	92397		304318.5	
CL	G3C	OS-PUR	AUD	19/05/2005	27081		91543.6	
						633,392.00		**2,087,844.97**
TOTAL						**633,392.00**		**2,087,844.97**
CM	EASS03	OS-PUR	AUD	21/04/2005	14300		44921.01	
CM	EASS03	OS-PUR	AUD	21/04/2005	17900		56292.6	
CM	EASS03	OS-PUR	AUD	27/04/2005	3700		11719.36	
CM	EASS03	OS-PUR	AUD	28/04/2005	3200		10041.66	
CM	EASS03	OS-PUR	AUD	29/04/2005	10000		31480.46	
CM	EASS03	OS-PUR	AUD	03/05/2005	2600		8736	
CM	EASS03	OS-PUR	AUD	19/05/2005	9800		33222	
						61,500.00		**196,413.09**
CM	EASS04	OS-PUR	AUD	18/04/2005	6148		19703.85	
CM	EASS04	OS-SAL	AUD	21/04/2005	-19013		-59578.44	
CM	EASS04	OS-SAL	AUD	22/04/2005	-22254		-70424.99	
CM	EASS04	OS-SAL	AUD	03/05/2005	-20129		-67553.05	
CM	EASS04	OS-SAL	AUD	04/05/2005	-15795		-53277.66	
CM	EASS04	ADJUST	AUD	19/05/2005	-1		0	
						- **71,044.00**		- **231,130.29**
CM	EASS05	OS-PUR	AUD	14/04/2005	185219		617375.5	

						185,219.00		617,375.50
CM	EASS07	ADJUST	AUD	04/05/2005	-59427		-	
						- 59,427.00		-
CM	EASS10	ADJUST	AUD	04/05/2005	-280908		-	
						- 280,908.00		-
CM	EASS13	OS-SAL	AUD	15/04/2005	-45600		-150094.4	
CM	EASS13	OS-SAL	AUD	15/04/2005	-22800		-75274.61	
CM	EASS13	OS-SAL	AUD	26/04/2005	-27700		-87860.28	
CM	EASS13	OS-SAL	AUD	04/05/2005	-460300		-1538054	
CM	EASS13	OS-SAL	AUD	04/05/2005	-172600		-578449.9	
CM	EASS13	OS-SAL	AUD	04/05/2005	-241700		-813936.5	
CM	EASS13	OS-SAL	AUD	13/05/2005	-21600		-69373.77	
CM	EASS13	OS-SAL	AUD	13/05/2005	-43200		-139178.4	
CM	EASS13	OS-SAL	AUD	17/05/2005	-33300		-108944.1	
CM	EASS13	OS-SAL	AUD	17/05/2005	-33100		-108610.1	
CM	EASS13	OS-SAL	AUD	17/05/2005	-51100		-167178.5	
CM	EASS13	OS-SAL	AUD	18/05/2005	-77700		-257303	
CM	EASS13	OS-SAL	AUD	19/05/2005	-90200		-304094.8	
CM	EASS13	OS-SAL	AUD	20/05/2005	-97400		-329767.4	
						- 1,418,300.00		- 4,728,119.27
CM	EASS17	ADJUST	AUD	03/05/2005	-3280		-9282.4	
CM	EASS17	OS-PUR	AUD	06/05/2005	25772		84532.16	
CM	EASS17	OS-PUR	AUD	19/05/2005	8632		29164.38	
						31,124.00		104,414.14
CM	EASS18	ADJUST	AUD	03/05/2005	-28139		-79633.37	
CM	EASS18	OS-PUR	AUD	06/05/2005	177075		580806	
CM	EASS18	OS-PUR	AUD	18/05/2005	16018		53339.94	
						164,954.00		554,512.57
CM	ESCS03	OS-PUR	AUD	15/04/2005	20156		65358.98	
CM	ESCS03	OS-PUR	AUD	21/04/2005	28978		91124.79	
						49,134.00		156,483.77
TOTAL						- 1,337,748.00		- 3,330,050.49
CP	CFSHK	OS-PUR	AUD	04/05/2005	12393		41881	
CP	CFSHK	OS-PUR	AUD	05/05/2005	2700		8926.44	
CP	CFSHK	OS-PUR	AUD	10/05/2005	2418		7771.97	
						17,511.00		58,579.41
CP	CFUT	OS-PUR	AUD	14/04/2005	200000		665701.5	
CP	CFUT	ADJUST	AUD	19/05/2005	-1		0	
						199,999.00		665,701.50
CP	MACSN	OS-PUR	AUD	04/05/2005	29362		98975.85	
CP	MACSN	OS-PUR	AUD	05/05/2005	14644		48301.26	
CP	MACSN	OS-PUR	AUD	09/05/2005	17851		57958.83	
CP	MACSN	OS-PUR	AUD	16/05/2005	15129		49724.95	
CP	MACSN	OS-PUR	AUD	17/05/2005	13745		45267.11	
CP	MACSN	OS-PUR	AUD	19/05/2005	4533		15322.04	
						95,264.00		315,550.04
CP	NOME	OS-PUR	AUD	06/05/2005	10577		34855.63	
CP	NOME	OS-PUR	AUD	16/05/2005	10526		34566.22	
						21,103.00		69,421.85
CP	OSFEQ	OS-PUR	AUD	04/05/2005	175633		592082.5	
CP	OSFEQ	OS-PUR	AUD	05/05/2005	87674		289202.5	
CP	OSFEQ	OS-PUR	AUD	11/05/2005	72639		234135.9	
CP	OSFEQ	OS-PUR	AUD	16/05/2005	82858		272352.3	
CP	OSFEQ	OS-PUR	AUD	17/05/2005	74610		245735.3	
CP	OSFEQ	OS-PUR	AUD	19/05/2005	24739		83626.79	
						518,153.00		1,717,135.24
CP	UTIND	OS-PUR	AUD	03/05/2005	20900		70488.46	
						20,900.00		70,488.46
CP	WEQC	OS-PUR	AUD	04/05/2005	163407		550867	
CP	WEQC	OS-PUR	AUD	05/05/2005	81598		269160.2	
CP	WEQC	OS-PUR	AUD	09/05/2005	101861		330748.2	
CP	WEQC	OS-PUR	AUD	16/05/2005	87334		287064.8	
CP	WEQC	OS-PUR	AUD	17/05/2005	77594		255563.4	

CP	WEQC	OS-PUR	AUD	19/05/2005	27104		91621.35	
						538,898.00		1,785,024.78
CP	WEQL	OS-PUR	AUD	04/05/2005	177777		600825.9	
CP	WEQL	OS-PUR	AUD	05/05/2005	38640		127756.8	
CP	WEQL	OS-PUR	AUD	10/05/2005	34235		110046.8	
						250,652.00		838,629.58
CP	WISC	OS-PUR	AUD	06/05/2005	125804		415155.3	
CP	WISC	OS-PUR	AUD	16/05/2005	67047		220442.4	
						192,851.00		635,597.71
CP	WSCF	OS-PUR	AUD	15/04/2005	131284		429868.2	
CP	WSCF	OS-PUR	AUD	18/04/2005	60477		193539.1	
CP	WSCF	OS-PUR	AUD	04/05/2005	203994		688530.2	
CP	WSCF	OS-PUR	AUD	06/05/2005	139462		460226.9	
						535,217.00		1,772,164.32
TOTAL						2,390,548.00		7,928,292.89
MD	452ARF	TAKEON E	AUD	23/05/2005	2070910		-	
MD	452AST	TAKEON E	AUD	23/05/2005	222976		-	
MD	452CAR	TAKEON E	AUD	23/05/2005	571925		-	
MD	452CEN	TAKEON E	AUD	23/05/2005	1464403		-	
MD	452CSF	TAKEON E	AUD	23/05/2005	250588		-	
MD	452CSS	TAKEON E	AUD	23/05/2005	939982		-	
MD	452EMT	TAKEON E	AUD	23/05/2005	985077		-	
MD	452FRS	TAKEON E	AUD	23/05/2005	154125		-	
MD	452HST	TAKEON E	AUD	23/05/2005	814376		-	
MD	452INT	TAKEON E	AUD	23/05/2005	1285694		-	
MD	452MMF	TAKEON E	AUD	23/05/2005	156223		-	
MD	452NDF	TAKEON E	AUD	23/05/2005	425734		-	
MD	452OPX	TAKEON E	AUD	23/05/2005	877950		-	
MD	452PSS	TAKEON E	AUD	23/05/2005	1272409		-	
MD	452RBF	TAKEON E	AUD	23/05/2005	505988		-	
MD	452RES	TAKEON E	AUD	23/05/2005	2303125		-	
MD	452WEF	TAKEON E	AUD	23/05/2005	332035		-	
						14,633,520.00		-
MD	452GRS	OS-SAL	AUD	13/05/2005	-7900		-25451.62	
MD	452GRS	OS-SAL	AUD	17/05/2005	-6100		-19956.73	
MD	452GRS	OS-SAL	AUD	17/05/2005	-6100		-20015.75	
MD	452GRS	OS-SAL	AUD	17/05/2005	-9400		-30752.99	
MD	452GRS	OS-SAL	AUD	18/05/2005	-14200		-47023.19	
MD	452GRS	ADJUST	AUD	19/05/2005	-1		0	
MD	452GRS	OS-SAL	AUD	19/05/2005	-16500		-55627.09	
MD	452GRS	OS-SAL	AUD	20/05/2005	-17800		-60265.49	
MD	452GRS	OS-SAL	AUD	15/04/2005	-8700		-28636.43	
MD	452GRS	OS-SAL	AUD	15/04/2005	-4400		-14526.68	
MD	452GRS	OS-SAL	AUD	22/04/2005	-28400		-89941.78	
MD	452GRS	OS-SAL	AUD	26/04/2005	-9200		-29272.8	
MD	452GRS	OS-SAL	AUD	26/04/2005	-10600		-33578.28	
MD	452GRS	OS-SAL	AUD	26/04/2005	-3400		-10750.38	
MD	452GRS	OS-SAL	AUD	26/04/2005	-5200		-16493.63	
MD	452GRS	OS-SAL	AUD	29/04/2005	-87200		-273106.4	
MD	452GRS	OS-SAL	AUD	03/05/2005	-40000		-135025.1	
MD	452GRS	OS-SAL	AUD	04/05/2005	-85300		-285022.8	
MD	452GRS	OS-SAL	AUD	04/05/2005	-32000		-107244.5	
MD	452GRS	OS-SAL	AUD	04/05/2005	-44800		-150866.2	
MD	452GRS	OS-SAL	AUD	05/05/2005	-36000		-117777.4	
MD	452GRS	OS-SAL	AUD	06/05/2005	-25700		-84336.34	
MD	452GRS	OS-SAL	AUD	13/05/2005	-4000		-12847	
						- 502,901.00		- 1,648,518.49
TOTAL						14,130,619.00		- 1,648,518.49
	OSFT	OS-PUR	AUD	18/04/2005	84344		214233.8	
	OSFT	OS-PUR	AUD	18/04/2005	617447		1568315	
	OSFT	OS-PUR	AUD	21/04/2005	79800		251005	

OSFT	OS-PUR	AUD	21/04/2005	63900		200768.5	
OSFT	OS-PUR	AUD	27/04/2005	16300		51638.2	
OSFT	OS-PUR	AUD	28/04/2005	14400		45195.95	
OSFT	OS-PUR	AUD	29/04/2005	44700		140744	
OSFT	OS-PUR	AUD	03/05/2005	11700		39312	
OSFT	OS-SAL	AUD	11/05/2005	-128673		-414327.1	
OSFT	OS-SAL	AUD	12/05/2005	-188388		-607649.8	
OSFT	OS-SAL	AUD	19/05/2005	-14700		-49833	
					600,830.00		**1,439,402.94**
TOTAL					**600,830.00**		**1,439,402.94**
GRAND TOTAL					**17,338,747.00**		**9,525,451.54**


SEC MAIL
RECEIVED
PROCESSING
JUN 06 2005
WASH, D.C.
209
SECTION


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

27 May 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

Metcash Trading Limited - Takeover bid for Foodland Associated Limited (ASX: FOA)
Extension of offer period

Metcash has today extended its offer period relating to its off-market takeover bid for all the shares in Foodland Associated Limited (**Foodland**).
The offer period is now scheduled to close at **7:00pm (Sydney time) on 30 August 2005.**

We enclose:

1 a notice, as required by ASX Listing Rule 3.2, which confirms that the offer period has been extended;

2 a notice under paragraph 630(2)(b) of the Corporations Act 2001 which confirms the new date for giving the notice of the status of conditions; and

3 a letter dated 27 May 2005 which Metcash has sent to Foodland shareholders (which encloses the formal notice of variation).

Yours faithfully

John Randall
Company Secretary


IGA
INDEPENDENT GROCERS OF AUSTRALIA


AUSTRALIAN LIQUOR MARKETERS PTY. LTD.


Campbells
Wholesale Cash & Carry

Metcash Trading Limited ABN 61 000 031 569 ("Metcash")
Company notice – ASX Listing Rule 3.2
Extension of offer period and notification of relevant interests

To: Australian Stock Exchange Limited ("ASX")

Metcash has extended the offer period for its takeover offers dated 7 February 2005 (which are contained in its bidder's statement dated 21 January 2005) for all of the ordinary shares in Foodland Associated Limited (**Foodland**). The offers will now close at 7:00pm (Sydney time) on 30 August 2005.

Metcash gives notice under ASX Listing Rule 3.2 that:

(a) Metcash (and its associates) had a relevant interest in 0.0014% of Foodland shares when the first of the offers was made; and

(b) at the date of the extension, Metcash (and its associates) had a relevant interest in 0.25% of Foodland shares.

Dated 27 May 2005

Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")

Company Notice – paragraph 630(2)(b) Corporations Act 2001

New date for giving the notice of the status of conditions

To: Foodland Associated Limited ("Foodland"); and

Australian Stock Exchange Limited.

For the purposes of paragraph 630(2)(b) of the Corporations Act 2001, Metcash gives notice that:

1 the offer period relating to the offer by Metcash for all of the ordinary shares in Foodland (**Offer**), which Offer is contained in a bidder's statement dated 21 January 2005 (**Bidder's Statement**), has been extended so that it is now scheduled to close at 7:00pm (Sydney time) on 30 August 2005;

2 the new date for giving the notice of the status of the conditions to the Offer, as required by subsection 630(3) of the Corporations Act 2001, is 22 August 2005;

3 on the date of the previous paragraph 630(2)(b) notice dated 14 April 2005, the conditions in clause 23.9(a) (Foreign Investment Review Board approval) and clause 23.9(b) (ACCC approval) of the Bidder's Statement had been fulfilled; and

4 on the date of this notice, so far as Metcash is aware, none of the other conditions to the Offer have been fulfilled.

Date: 27 May 2005


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

27 May 2005

METCASH WINS FOODLAND SUPPORT FOR ACQUISITION OF FOODLAND'S AUSTRALIAN BUSINESS

Dear Foodland Shareholder

As you may be aware, Metcash has reached agreement with Foodland regarding the acquisition of Foodland's Australian business.

The acquisition of the Australian business will be implemented by a Scheme of Arrangement. We understand that Foodland expects to send the Scheme Documents to you around the end of July, with the shareholder meetings to be held towards the end of August.

Foodland will write to you providing you with more information about the proposal and the required meetings.

Metcash supports the Foodland Scheme of Arrangement proposal and urges you to vote in favour of it.

TAKEOVER OFFER EXTENDED TO 30 AUGUST 2005

In order to maintain flexibility in its financing arrangements, Metcash has extended its existing Takeover Offer. The Takeover Offer is separate to the Foodland Scheme of Arrangement and is not related to it.

You should **take no action** in relation to the existing Takeover Offer. If you have accepted the existing Takeover Offer we recommend that you should withdraw your acceptance.

The Takeover Offer is now scheduled to close at **7:00pm (Sydney time) on 30 August 2005**. A formal notice of variation required by the Corporations Act 2001 is enclosed.

WITHDRAWAL OF ACCEPTANCE

If you wish to withdraw your acceptance, please send a withdrawal form to the address on the form.

ANY QUESTIONS PHONE HOTLINE

If you would like an additional withdrawal form or have any questions, please call the Foodland information line on 1800 068 729 (callers in Australia) or +61 3 9415 4125 (callers outside Australia). For legal reasons, calls to these numbers must be recorded.

Yours faithfully

Andrew Reitzer
Chief Executive Officer
Metcash Trading Limited

Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")

Company notice - subsection 650D(1) Corporations Act 2001

Notice of variation - extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

Foodland Associated Limited ("Foodland"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

Extension of Offer

Metcash gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1 it varies its takeover offer dated 7 February 2005 (**Offer**) for all of the ordinary shares in Foodland which is contained in its bidder's statement dated 21 January 2005 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 30 August 2005; and

2 the Offer is varied by:

(a) replacing "4 June 2005" with "30 August 2005" in section 23.2(a) of the Bidder's Statement; and

(b) replacing "27 May 2005" with "22 August 2005" in section 23.14 of the Bidder's Statement.

Withdrawal of Acceptance

This variation (combined with the previous variations of the Offer) has the effect of postponing, for more than 1 month, the time when Metcash must meet its obligations to a Foodland shareholder who has accepted the Offer. A Foodland shareholder will have a withdrawal right if they validly accepted the Offer on or before the date of this notice. For those Foodland shareholders, section 650E of the Corporations Act 2001 entitles them to withdraw their acceptance of the Offer by giving notice within 1 month beginning on the day after the day on which the Foodland shareholder receives a copy of this notice.

Foodland shareholders who withdraw their acceptance must return any consideration received for accepting the Offer. Any notice by a Foodland shareholder withdrawing their acceptance under section 650E of the Corporations Act 2001 must:

(a) if their securities are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to the ASX Settlement and Trading Corporation Pty Limited (**ASTC**) by the Controlling Participant for that Holding, specifying the number of units to be released from the Offer Accepted Subposition in which the units have been reserved; or

(b) in any other case, be in writing.

If a Foodland shareholder withdraws their acceptance in this manner, and is legally entitled to withdraw their acceptance, Metcash must before the end of 14 days after the day it is given the withdrawal notice:

(a) return to the Foodland shareholder any documents that were sent by the Foodland shareholder to Metcash with the acceptance of the Offer; and

(b) if the Foodland shareholder's securities are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those securities from the Offer Accepted Subposition in which the Holding has been reserved.

(Words defined in the ASTC Settlement Rules have the same meaning when used in this notice, unless the context requires otherwise.)

In addition, Foodland shareholders may also withdraw their acceptance of the Offer in accordance with section 23.6 of the Bidder's Statement.

Lodgement with ASIC

A copy of this notice was lodged with the ASIC on 27 May 2005. ASIC takes no responsibility for the contents of this notice.

Dated 27 May 2005

Signed for and on behalf of Metcash pursuant to a resolution passed at a meeting of directors of Metcash.

John Randall
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Limited
ACN 112 073 480

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edwin Jankelowitz
Date of last notice	26th March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26th May 2005
No. of securities held prior to change	850,000 (MTS Options) 600,000 (MTS)
Class	
Number acquired	510,000 (MTS ord)
Number disposed	350,000 (MTS ord)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$706,860 (exercise of 510,000 options) $1,255,000 (sale of 350,000 MTS ord)
No. of securities held after change	340,000 (MTS Options 760,000 (MTS ord)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	510,000 MTS Options Exercised 350,000 MTS ords on market sale



+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.